Exhibit 99.2

SHINHAN FINANCIAL GROUP CO., LTD.

AND SUBSIDIARIES

March 31, 2017

(Unaudited)

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Stockholders

Shinhan Financial Group Co., Ltd.:

Reviewed financial statements

We have reviewed the accompanying condensed consolidated interim financial statements of Shinhan Financial Group Co., Ltd. and its subsidiaries (collectively the “Group”), which comprise the consolidated interim statement of financial position as of March 31, 2017, the consolidated interim statements of comprehensive income, changes in equity and cash flows for the three-month periods ended March 31, 2017 and 2016 and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No.1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ review responsibility

Our responsibility is to issue a report on these condensed consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS No.1034 Interim Financial Reporting.

Other matters

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries.

The consolidated statement of financial position of the Group as of December 31, 2016, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and our report thereon, dated March 8, 2017, expressed an unqualified opinion. The accompanying consolidated statement of financial position of the Group as of December 31, 2016, presented for comparative purposes, is consistent, in all material respects, with the audited consolidated financial statements from which it has been derived.

KPMG Samjong Accounting Corp.

Seoul, Korea

May 15, 2017

This report is effective as of May 15, 2017, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Financial Position

As of March 31, 2017 and December 31, 2016

(In millions of won)	Note	2017 (Unaudited)		2016
Assets
Cash and due from banks	4,7	~~W~~	22,348,029	19,181,165
Trading assets	4,8		29,621,598	26,695,953
Financial assets designated at fair value through profit or loss	4,9		3,418,230	3,416,102
Derivative assets	4,10		2,345,693	3,002,859
Loans	4,11		259,182,874	259,010,575
Available-for-sale financial assets	4,12		38,061,873	37,662,691
Held-to-maturity financial assets	4,12		20,473,128	19,805,084
Property and equipment			3,122,906	3,145,613
Intangible assets			4,240,330	4,226,512
Investments in associates	13		517,327	353,600
Current tax receivable			12,215	12,587
Deferred tax assets			510,263	641,061
Investment property			346,677	353,175
Other assets	4		20,793,712	18,168,408
Assets held for sale			1,140	4,939

Total assets		~~W~~	404,995,995	395,680,324

Liabilities
Deposits	4	~~W~~	234,255,594	235,137,958
Trading liabilities	4,14		2,624,375	1,976,760
Financial liabilities designated at fair value through profit or loss	4,15		8,992,404	9,233,642
Derivative liabilities	4,10		2,534,647	3,528,244
Borrowings	4		25,515,439	25,294,241
Debt securities issued	4,16		45,019,364	44,326,785
Liabilities for defined benefit obligations	17		143,117	130,879
Provisions	18		443,907	728,888
Current tax payable			444,394	272,728
Deferred tax liabilities			6,989	10,638
Liabilities under insurance contracts	19		22,926,173	22,377,434
Other liabilities	4		30,161,454	20,917,147

Total liabilities			373,067,857	363,935,344

Equity	20
Capital stock			2,645,053	2,645,053
Hybrid bonds			498,316	498,316
Capital surplus			9,887,335	9,887,335
Capital adjustments			(395,916)	(458,461)
Accumulated other comprehensive income (loss)			(222,275)	(102,583)
Retained earnings			18,881,875	18,640,038

Total equity attributable to equity holders of Shinhan Financial Group Co., Ltd.			31,294,388	31,109,698
Non-controlling interests			633,750	635,282

Total equity			31,928,138	31,744,980

Total liabilities and equity		~~W~~	404,995,995	395,680,324

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Comprehensive Income

For the three-month periods ended March 31, 2017 and 2016

(Unaudited)

(In millions of won)	Note	2017		2016
Interest income		~~W~~	2,819,139	2,768,447
Interest expense			(949,928)	(1,053,772)

Net interest income	21		1,869,211	1,714,675

Fees and commission income			965,075	908,920
Fees and commission expense			(577,485)	(536,007)

Net fees and commission income	22		387,590	372,913

Insurance income			1,172,124	1,137,401
Insurance expenses			(1,280,409)	(1,236,073)

Net insurance loss	19		(108,285)	(98,672)

Dividend income			77,216	83,001
Net trading income			361,515	11,200
Net foreign currency transaction gain			117,645	96,295
Net gain (loss) on financial instruments designated at fair value through profit or loss			(421,167)	33,500
Net gain on disposal of available-for-sale financial assets	12		53,723	51,976
Impairment losses on financial assets	23		(89,146)	(328,169)
General and administrative expenses	24		(1,064,803)	(1,072,234)
Other operating income (expenses), net			114,761	(209,059)

Operating income			1,298,260	655,426
Equity method income (loss)	13		(395)	2,564
Other non-operating income, net			7,850	25,117

Profit before income taxes			1,305,715	683,107
Income tax expense (benefit)	25		298,461	(104,585)

Profit for the period			1,007,254	787,692

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Comprehensive Income (Continued)

For the three-month periods ended March 31, 2017 and 2016

(Unaudited)

(In millions of won, except earnings per share)	Note	2017		2016
Other comprehensive income (loss) for the period, net of income tax	20
Items that are or may be reclassified to profit or loss:
Foreign currency translation adjustments for foreign operations		~~W~~	(109,594)	(561)
Net change in unrealized fair value of available-for-sale financial assets			745	152,902
Equity in other comprehensive loss of associates			(12,404)	(782)
Net change in unrealized fair value of cash flow hedges			1,442	(6,059)
Other comprehensive income of separate account			413	2,614

			(119,398)	148,114
Items that will never be reclassified to profit or loss:
Remeasurements of the defined benefit liability			(1,031)	(340)
Equity in other comprehensive income (loss) of associates			163	(1)

			(868)	(341)

Total other comprehensive income (loss), net of income tax			(120,266)	147,773

Total comprehensive income for the period		~~W~~	886,988	935,465

Profit for the period attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.	20,26	~~W~~	997,098	771,324
Non-controlling interests			10,156	16,368

		~~W~~	1,007,254	787,692

Total comprehensive income attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.		~~W~~	877,406	918,590
Non-controlling interests			9,582	16,875

		~~W~~	886,988	935,465

Earnings per share:	26
Basic and diluted earnings per share in won		~~W~~	2,090	1,574

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Changes in Equity

For the three-month period ended March 31, 2016

(Unaudited)

	Equity attributable to equity holders of Shinhan Financial Group Co., Ltd.								Non- controlling interests	Total
(In millions of won)	Capital stock		Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other comprehensive income	Retained earnings	Sub-total
Balance at January 1, 2016	~~W~~	2,645,053	736,898	9,887,335	(423,536)	304,771	17,689,134	30,839,655	973,401	31,813,056
Total comprehensive income for the period
Profit for the period		—	—	—	—	—	771,324	771,324	16,368	787,692
Other comprehensive income (loss), net of income tax:
Foreign currency translation adjustments		—	—	—	—	(619)	—	(619)	58	(561)
Net change in unrealized fair value of available-for-sale financial assets		—	—	—	—	152,553	—	152,553	349	152,902
Equity in other comprehensive loss of associates		—	—	—	—	(783)	—	(783)	—	(783)
Net change in unrealized fair value of cash flow hedges		—	—	—	—	(6,059)	—	(6,059)	—	(6,059)
Other comprehensive income of separate account		—	—	—	—	2,614	—	2,614	—	2,614
Remeasurements of defined benefit plans		—	—	—	—	(440)	—	(440)	100	(340)

Total other comprehensive income		—	—	—	—	147,266	—	147,266	507	147,773

Total comprehensive income		—	—	—	—	147,266	771,324	918,590	16,875	935,465

Other changes in equity
Dividends		—	—	—	—	—	(630,978)	(630,978)	—	(630,978)
Dividends to hybrid bonds		—	—	—	—	—	(9,658)	(9,658)	—	(9,658)
Change in other capital adjustments		—	—	—	30,537	362	(30,899)	—	—	—
Redemption of preferred stock		—	—	—	—	—	(1,125,906)	(1,125,906)	—	(1,125,906)
Change in other non-controlling interests		—	—	—	—	—	—	—	(21,556)	(21,556)

		—	—	—	30,537	362	(1,797,441)	(1,766,542)	(21,556)	(1,788,098)

Balance at March 31, 2016	~~W~~	2,645,053	736,898	9,887,335	(392,999)	452,399	16,663,017	29,991,703	968,720	30,960,423

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Changes in Equity (Continued)

For the three-month period ended March 31, 2017

(Unaudited)

	Equity attributable to equity holders of Shinhan Financial Group Co., Ltd.								Non- controlling interests	Total
(In millions of won)	Capital stock		Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other comprehensive income	Retained earnings	Sub-total
Balance at January 1, 2017	~~W~~	2,645,053	498,316	9,887,335	(458,461)	(102,583)	18,640,038	31,109,698	635,282	31,744,980
Total comprehensive income for the period
Profit for the period		—	—	—	—	—	997,098	997,098	10,156	1,007,254
Other comprehensive income (loss), net of income tax:
Foreign currency translation adjustments		—	—	—	—	(109,136)	—	(109,136)	(458)	(109,594)
Net change in unrealized fair value of available-for-sale financial assets		—	—	—	—	856	—	856	(111)	745
Equity in other comprehensive loss of associates		—	—	—	—	(12,241)	—	(12,241)	—	(12,241)
Net change in unrealized fair value of cash flow hedges		—	—	—	—	1,442	—	1,442	—	1,442
Other comprehensive income of separate account		—	—	—	—	413	—	413	—	413
Remeasurements of defined benefit plans		—	—	—	—	(1,026)	—	(1,026)	(5)	(1,031)

Total other comprehensive loss		—	—	—	—	(119,692)	—	(119,692)	(574)	(120,266)

Total comprehensive income (loss)		—	—	—	—	(119,692)	997,098	877,406	9,582	886,988

Other changes in equity
Dividends		—	—	—	—	—	(687,589)	(687,589)	—	(687,589)
Dividends to hybrid bonds		—	—	—	—	—	(6,160)	(6,160)	—	(6,160)
Change in other capital adjustments		—	—	—	62,545	—	(61,512)	1,033	—	1,033
Change in other non-controlling interests		—	—	—	—	—	—	—	(11,114)	(11,114)

		—	—	—	62,545	—	(755,261)	(692,716)	(11,114)	(703,830)

Balance at March 31, 2017	~~W~~	2,645,053	498,316	9,887,335	(395,916)	(222,275)	18,881,875	31,294,388	633,750	31,928,138

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Cash Flows

For the three-month periods ended March 31, 2017 and 2016

(Unaudited)

(In millions of won)	Note	2017		2016
Cash flows from operating activities
Profit before income taxes		~~W~~	1,305,715	683,107
Adjustments for:
Interest income	21		(2,819,139)	(2,768,447)
Interest expense	21		949,928	1,053,772
Dividend income			(77,216)	(83,001)
Net fees and commission expense			42,962	38,737
Net insurance loss			660,720	695,683
Net trading loss (gain)			(355,792)	105,488
Net foreign currency translation loss (gain)			(49,691)	81,870
Net loss (gain) on financial instruments designated at fair value through profit or loss			280,896	(75,034)
Net gain on disposal of available-for-sale financial assets	12		(53,723)	(51,964)
Provision for credit losses	11		82,109	292,669
Impairment losses on other financial assets	23		7,037	35,500
Employee costs			48,071	53,070
Depreciation and amortization	24		65,490	67,725
Other operating income			(614,229)	(98,502)
Equity method loss (income), net	13		395	(2,564)
Other non-operating expense, net			829	554

			(1,831,353)	(654,444)

Changes in assets and liabilities:
Due from banks			(3,041,023)	2,463,879
Trading assets and liabilities			(2,071,412)	(7,041,353)
Financial instruments designated at fair value through profit or loss			(494,262)	340,169
Derivative instruments			46,248	(183,306)
Loans			(1,043,199)	981,758
Other assets			(2,904,936)	(2,796,828)
Deposits			199,299	1,389,258
Liabilities for defined benefit obligations			(31,473)	(83,040)
Provisions			(16,990)	(119,186)
Other liabilities			8,782,547	3,556,365

			(575,201)	(1,492,284)

Income taxes paid			(6,119)	(41,380)
Interest received			2,620,721	2,722,729
Interest paid			(979,591)	(1,344,661)
Dividends received			66,210	105,767

Net cash provided by (used in) operating activities			600,382	(21,166)

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Cash Flow (Continued)

For the three-month periods ended March 31, 2017 and 2016

(Unaudited)

(In millions of won)	Note	2017		2016
Cash flows from investing activities
Proceeds from disposal of available-for-sale financial assets		~~W~~	6,443,798	8,407,101
Acquisition of available-for-sale financial assets			(7,242,175)	(8,533,712)
Proceeds from maturity of held-to-maturity financial assets			271,157	242,433
Acquisition of held-to-maturity financial assets			(1,087,514)	(457,973)
Proceeds from disposal of property and equipment			349	492
Acquisition of property and equipment			(19,530)	(32,019)
Proceeds from disposal of intangible assets			4,198	1,503
Acquisition of intangible assets			(20,330)	(23,963)
Proceeds from disposal of investments in associates			2,110	5,451
Acquisition of investments in associates			(181,822)	(11,028)
Proceeds from disposal of investment property			—	7,957
Acquisition of investment property			(79)	—
Proceeds from disposal of assets held for sale			3,146	1,674
Proceeds from settlement of hedging derivative financial instruments for available-for-sale financial assets			21,842	680
Settlement of hedging derivative financial instruments for available-for-sale financial assets			(7,078)	(25,269)
Other, net			(20,645)	58,943

Net cash used in investing activities			(1,832,573)	(357,730)

Cash flows from financing activities
Net increase in borrowings			626,910	1,496,046
Proceeds from debt securities issued			3,590,178	2,804,611
Repayments of debt securities issued			(2,396,164)	(2,661,765)
Dividends paid			(42,318)	(41,062)
Proceeds from settlement of hedging derivative financial instruments for debt securities issued			9,459	7,569
Settlement of hedging derivative financial instruments for debt securities issued			—	(971)
Decrease in non-controlling interests			(6,547)	(21,556)
Other, net			3,666	(32,634)

Net cash provided by financing activities			1,785,184	1,550,238

Effect of exchange rate fluctuations on cash and cash equivalents held			(22,700)	(7,726)

Increase in cash and cash equivalents			530,293	1,163,616
Cash and cash equivalents at beginning of period	28		5,632,536	4,607,251

Cash and cash equivalents at end of period	28	~~W~~	6,162,829	5,770,867

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2017

(Unaudited)

1.	Reporting entity

Shinhan Financial Group Co., Ltd., the controlling company, and its subsidiaries included in consolidation (collectively the “Group”) are summarized as follows:

(a)	Controlling company

Shinhan Financial Group Co., Ltd. (the “Shinhan Financial Group” or the “Company”) was incorporated on September 1, 2001. Shinhan Financial Group’s shares has been listed on the Korea Exchange since September 10, 2001 and Shinhan Financial Group’s American Depository Shares were listed on the New York Stock Exchange since September 16, 2003.

(b)	Ownership of Shinhan Financial Group and its major consolidated subsidiaries as of March 31, 2017 and December 31, 2016 are as follows:

			Date of financial information	Ownership (%)
Investor	Investee (*1)	Location		2017	2016
Shinhan Financial Group Co., Ltd.	Shinhan Bank Co., Ltd.	Korea	March 31	100.0	100.0
”	Shinhan Card Co., Ltd.	”	”	100.0	100.0
”	Shinhan Investment Corp.	”	”	100.0	100.0
”	Shinhan Life Insurance Co., Ltd.	”	”	100.0	100.0
”	Shinhan Capital Co., Ltd.	”	”	100.0	100.0
”	Jeju Bank	”	”	68.9	68.9
”	Shinhan Credit Information Co., Ltd.	”	”	100.0	100.0
”	Shinhan Private Equity Inc.	”	”	100.0	100.0
”	Shinhan BNP Paribas Asset Management Co., Ltd.	”	”	65.0	65.0
”	SHC Management Co., Ltd.	”	”	100.0	100.0
”	Shinhan Data System	”	”	100.0	100.0
”	Shinhan Savings Bank	”	”	100.0	100.0
”	Shinhan AITAS Co., Ltd.	”	”	99.8	99.8
Shinhan Bank Co., Ltd.	Shinhan Asia Limited	Hong Kong	”	99.9	99.9
”	Shinhan Bank America	USA	”	100.0	100.0
”	Shinhan Bank Europe GmbH	Germany	”	100.0	100.0
”	Shinhan Khmer Bank PLC (*2)	Cambodia	”	94.34	90.0
”	Shinhan Bank Kazakhstan Limited	Kazakhstan	”	100.0	100.0
”	Shinhan Bank Canada	Canada	”	100.0	100.0
”	Shinhan Bank (China) Limited	China	”	100.0	100.0
”	Shinhan Bank Japan	Japan	”	100.0	100.0
”	Shinhan Bank Vietnam Ltd.	Vietnam	”	100.0	100.0
”	Banco Shinhan de Mexico	Mexico	”	99.9	99.9
”	PT Bank Shinhan Indonesia	Indonesia	”	98.98	98.98
Shinhan Card Co., Ltd.	LLP MFO Shinhan Finance	Kazakhstan	”	100.0	100.0
”	PT. Shinhan Indo Finance	Indonesia	”	50.0	50.0
”	Shinhan Microfinance Co., Ltd.	Myanmar	”	100.0	100.0
Shinhan Investment Corp.	Shinhan Investment Corp. USA Inc.	USA	”	100.0	100.0
”	Shinhan Investment Corp. Asia Ltd.	Hong Kong	”	100.0	100.0

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2017

(Unaudited)

1.	Reporting entity (continued)

			Date of financial information	Ownership (%)
Investor	Investee (*1)	Location		2017	2016
Shinhan Investment Corp.	SHINHAN SECURITIES VIETNAM CO., LTD.	Vietnam	March 31	100.0	100.0
”	PT. Shinhan Sekuritas Indonesia	Indonesia	”	99.0	99.0
Shinhan BNP Paribas Asset Management Co., Ltd.	Shinhan BNP Paribas Asset Management (Hong Kong) Limited	Hong Kong	”	100.0	100.0

(*1)	Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.
(*2)	As a result of unequal capital increase, the equity interest in Shinhan Khmer Bank PLC was changed. Shinhan Savings Bank’s interest of 1.37% in Shinhan Khmer Bank PLC is not included.
(c)	Consolidated structured entities

Consolidated structured entities are as follows:

Category	Consolidated structured entities	Description

Trust	18 trusts managed by Shinhan Bank including development trust	A trust is consolidated when the Group as a trustee is exposed to variable returns, for example, if principle or interest amounts of the entrusted properties falls below guaranteed amount, the Group should compensate it; and the Group has the ability to affect those returns.

Asset-Backed Securitization	MPC Yulchon Green I and 67 others	An entity for asset backed securitization is consolidated when the Group has the ability to dispose assets or change the conditions of the assets, is exposed to variable returns and has the ability to affect the variable returns providing credit enhancement and purchases of subordinated securities.

Structured Financing	SHPE Holdings One Co., Ltd. and 2 others	An entity established for structured financing relating to real estate, shipping, or mergers and acquisitions is consolidated, when the Group has granted credit to the entity, has sole decision-making authority of these entities due to the entities default, and is exposed to, or has rights to related variable returns.

Investment Fund	KoFC Shinhan Frontier Champ 2010-4 PEF and 52 others	An investment fund is consolidated, when the Group manages or invests assets of the investment funds on behalf of other investors, or has the ability to dismiss the manager of the investment funds, and is exposed to, or has rights to, the variable returns.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2017

(Unaudited)

(In millions of won)

1.	Reporting entity (continued)

(d)	Summarized financial information of the subsidiaries

i)	Condensed financial position for the Group’s subsidiaries as of March 31, 2017 and December 31, 2016 are as follows:

	2017				2016
	Total assets		Total liabilities	Total equities	Total assets	Total liabilities	Total equities
Shinhan Financial Group (Separate)	~~W~~	28,313,411	7,900,652	20,412,759	27,195,607	6,977,746	20,217,861
Shinhan Bank Co., Ltd.		308,475,684	287,073,727	21,401,957	302,854,623	281,387,650	21,466,973
Shinhan Card Co., Ltd.		25,126,313	19,233,278	5,893,035	24,419,886	18,537,340	5,882,546
Shinhan Investment Corp.		26,720,313	23,625,775	3,094,538	25,554,489	22,478,057	3,076,432
Shinhan Life Insurance Co., Ltd.		28,017,573	26,304,139	1,713,434	27,499,836	25,814,288	1,685,548
Shinhan Capital Co., Ltd.		4,702,014	4,062,319	639,695	4,506,750	3,862,388	644,362
Jeju Bank		5,494,417	5,153,053	341,364	5,184,831	4,849,180	335,651
Shinhan Credit Information Co., Ltd.		21,529	7,615	13,914	23,077	8,897	14,180
Shinhan Private Equity Inc.		114,805	103,383	11,422	114,853	103,358	11,495
Shinhan BNP Paribas Asset Management Co., Ltd.		163,622	23,266	140,356	161,161	13,354	147,807
SHC Management Co., Ltd.		8,480	188	8,292	8,474	262	8,212
Shinhan Data System		32,009	19,055	12,954	34,403	21,565	12,838
Shinhan Savings Bank		1,042,714	909,988	132,726	970,146	839,328	130,818
Shinhan AITAS Co., Ltd.		52,764	5,577	47,187	53,886	8,434	45,452

(*1)	Condensed financial information of the subsidiaries is based on the subsidiaries’ consolidated financial information, if applicable.
(*2)	Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2017

(Unaudited)

(In millions of won)

1.	Reporting entity (continued)

ii)	Condensed comprehensive income statement for the Group’s subsidiaries for the three-month periods ended March 31, 2017 and 2016 were as follows:

	2017				2016
	Operating income		Net income (loss)	Total comprehensive income (loss)	Operating income	Net income (loss)	Total comprehensive income (loss)
Shinhan Financial Group (separate)	~~W~~	948,932	888,647	888,647	1,679,815	1,607,543	1,607,543
Shinhan Bank Co., Ltd.		8,529,152	534,578	420,181	4,656,195	574,648	699,187
Shinhan Card Co., Ltd.		1,542,468	401,388	410,552	1,131,108	148,884	133,741
Shinhan Investment Corp.		1,998,769	45,956	38,088	1,382,570	21,770	18,347
Shinhan Life Insurance Co., Ltd.		1,680,248	30,770	27,883	1,405,926	58,699	99,664
Shinhan Capital Co., Ltd.		93,775	18,583	16,443	73,527	2,577	4,573
Jeju Bank		49,856	8,342	7,937	45,224	6,052	7,179
Shinhan Credit Information Co., Ltd.		6,005	(266)	(266)	5,953	(113)	(113)
Shinhan Private Equity Inc.		517	(73)	(73)	704	738	1,100
Shinhan BNP Paribas Asset Management Co., Ltd.		17,084	3,991	3,951	17,627	3,580	3,550
SHC Management Co., Ltd.		102	80	80	31	9	9
Shinhan Data System		18,049	117	117	20,152	994	994
Shinhan Savings Bank.		17,377	1,990	1,910	16,912	5,006	4,140
Shinhan AITAS Co., Ltd.		9,897	1,735	1,735	9,023	1,760	1,760

(*1)	Condensed financial information of the subsidiaries is based on the subsidiaries’ consolidated financial information, if applicable.
(*2)	Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2017

(Unaudited)

2.	Basis of preparation

(a) Statement of compliance

The condensed consolidated interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Corporations.

These condensed consolidated interim financial statements were prepared in accordance with K-IFRS No. 1034, Interim Financial Reporting as part of the period covered by the Group’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the last annual consolidated financial statements as of and for the year ended December 31, 2016. These condensed consolidated interim financial statements do not include all of the disclosures required for full annual financial statements.

(b) Use of estimates and judgments

The preparation of the condensed consolidated interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2016, except for the changes below.

The credit card segment of consolidated entities has accumulated sufficient experience to properly calculate probability of default, loss given default and credit conversion factors by considering the characteristics of borrowers, or its homogeneous borrowing groups, with credit evaluation system and risk evaluation system based on BASEL II; and based on this newly accumulated experience, the calculation methodology of loan losses has been changed from roll rate analysis model to internal model approach. As the result of changes in accounting estimates described above, allowances for loan losses and provision for unused credit lines decreased by ~~W~~81,226 million and ~~W~~282,694 million, respectively. The effects of the changes in accounting estimates were recognized prospectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2017

(Unaudited)

3.	Significant accounting policies

Except for the amendments to K-IFRS No. 1007, Cash flow statement, which are applied from January 1, 2017, the accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its consolidated financial statements as of and for the year ended December 31, 2016. The impact of the amendments on the Group’s consolidated financial statements is not significant.

(a) New standards and interpretations not yet adopted

The following new standards and amendments to existing standards have been published and are mandatory for the Group to adopt for annual periods beginning on or after January 1, 2018, and the Group has not early adopted them.

i) K-IFRS No. 1109, ‘Financial Instruments’

K-IFRS No. 1109, Financial Instruments which was published on September 25, 2015, is effective for periods beginning on or after January 1, 2018, with early adoption permitted. K-IFRS No. 1109 will replace the current K-IFRS No. 1039, Financial Instruments: recognition and measurement. The Group plans to adopt K-IFRS No. 1109 for the year starting on January 1, 2018.

In principle, the new K-IFRS No. 1109 should be applied retrospectively. However, there are clauses that exempt restating comparable information with respect to classification, measurement and impairment of financial instruments. For hedge accounting, the new standard will be applied prospectively except for certain cases such as accounting for the time value of options. K-IFRS No. 1109 permits the use of either retrospective or cumulative effect transition method and the Group will use cumulative effect transition method.

The main characteristics of K-IFRS No. 1109 are the followings: classification and measurement of financial instruments based on characteristics of contractual cash flows and business model for financial instrument management, impairment model based on expected credit losses, changes in qualification requirement of hedged items, expansion of the types of qualifying hedging instruments and changes in hedge effectiveness tests.

As there are additional requirements for a financial asset to be classified as measured at amortized costs or at fair value through other comprehensive income under K-IFRS No. 1109 compared to the existing guidance in K-IFRS No. 1039, the adoption of K-IFRS No. 1109 would potentially increase the proportion of financial assets that are measured at fair value through profit or loss, increasing volatility in the Group’s profit or loss.

The fair value change attributable to changes in the credit risk of the liability which was recognized in profit or loss under the existing standard, K-IFRS No. 1039, will be presented in other comprehensive income under K-IFRS No. 1109.

Under K-IFRS No. 1109, credit losses are likely to be recognized earlier than using the incurred loss model under the existing guidance in K-IFRS No. 1039 as loss allowances will be measured on either of the 12-month or lifetime expected credit losses based on the extent of credit risks as shown in the below table.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2017

(Unaudited)

3.	Significant accounting policies (continued)

The following table presents the measurement methods for credit losses according to K-IFRS No. 1109.

Category	Description

Credit risk has not increased significantly since the initial recognition	12-month expected credit loss : Expected credit loss from possible default of financial products for 12 months after reporting date

Credit risk has increased significantly since the initial recognition	Lifetime expected credit loss : Expected credit loss from possible default of financial products for the expected life of the financial products
Credit-impaired financial assets

When applying hedge accounting under K-IFRS No. 1109, the hedge accounting can be applied to certain transactions that do not meet the requirements for hedge accounting under K-IFRS No. 1039 and volatility of the profit or loss can be decreased.

For smooth implementation of K-IFRS No. 1109, financial impact analysis, accounting policy development, accounting system development and the system test are necessary. Starting from November 2015, the Group has performed financial impact analysis and established accounting policies, and is developing accounting systems as of March 31, 2017. The Group plans to complete the system in 2017.

The actual impact of adopting K-IFRS No. 1109 on the financial statements in 2018 is being assessed and can be subject to change because it will be dependent on the financial instruments that the Group will hold and economic conditions at the time as well as accounting policy election and judgments that it will be make in the future. The Group plans to analyze financial impact once the system development and stabilization process is completed by no later than the end of 2017.

ii) K-IFRS No. 1115, ‘Revenue from Contracts with Customers’

K-IFRS No. 1115, published in January 2016, establishes a comprehensive framework for determining whether, how much and when revenue is recognized. It replaces existing revenue recognition guidance, including K-IFRS No. 1018, Revenue, K-IFRS No. 1011, Construction Contracts and K-IFRS No. 2113, Customer Loyalty Programmes. K-IFRS No. 1115 is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted. The Group will adopt K-IFRS No. 1115 from January 1, 2018. K-IFRS No. 1115 permits the use of either retrospective or cumulative effect transition method and the Group has not yet selected a transition method. The Group is in the process of evaluating the impact of K-IFRS No. 1115 on the Group’s consolidated financial statements, if any.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2017

(Unaudited)

4.	Financial risk management

(a) Overview

As a financial services provider, the Group is exposed to various risks relating to lending, credit card, insurance, securities investment, trading and leasing businesses, its deposit taking and borrowing activities in addition to the operating environment.

The principal risks to which the Group is exposed are credit risk, market risk, interest rate risk, liquidity risk and operational risk. These risks are recognized, measured, controlled and reported in accordance with risk management guidelines established at the company level and at the subsidiary level.

i) Risk management organization

The Group risk management system is organized along with the following hierarchy: from the top and at the Company level, the Group Risk Management Committee, the Group Risk Management Council, the Chief Risk Officer and the Group Risk Management Team, and at the subsidiary level, the Risk Management Committees and the Risk Management Team of the relevant subsidiary.

The Group Risk Management Committee, which is under the supervision of the controlling company’s Board of Directors, sets the basic group wide risk management policies and strategies. The controlling company’s Chief Risk Officer reports to the Group Risk Management Committee, and the Group Risk Management Council, whose members consist of the controlling company’s Chief Risk Officer and the risk management team heads of each of subsidiaries, coordinates the risk management policies and strategies at the group level as well as at the subsidiary level among each of subsidiaries.

Each of subsidiaries also has a separate Risk Management Committee, Risk Management Working Committee and Risk Management Team, whose tasks are to implement the group wide risk management policies and strategies at the subsidiary level as well as to set risk management policies and strategies specific to such subsidiary in line with the group wide guidelines. The Group also has the Group Risk Management Team, which supports the controlling company’s Chief Risk Officer in his or her risk management and supervisory role.

In order to maintain the group wide risk at an appropriate level, the Group use a hierarchical risk limit system under which the Group Risk Management Committee assigns reasonable risk limits for the entire group and each of subsidiaries, and the Risk Management Committee and the Risk Management Council of each of subsidiaries manage the subsidiary-specific risks by establishing and managing risk limits in more details by type of risk and type of product for each department and division within such subsidiary.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2017

(Unaudited)

4.	Financial risk management (continued)

ii) Risk management framework

The Group takes the following steps to implement the foregoing risk management principles:

•	Risk capital management – Risk capital refers to capital necessary to compensate for losses in case of a potential risk being realized, and risk capital management refers to the process of asset management based on considerations of risk exposure and risk appetite among total assets so that the Group can maintain an appropriate level of risk capital. As part of the Group’s risk capital management, the Group has adopted and maintains various risk planning processes and reflects such risk planning in the Group’s business and financial planning. The Group also has adopted and maintains a risk limit management system to ensure that risks in the Group’s business do not exceed prescribed limits.

•	Risk monitoring – The Group proactively, preemptively and periodically review risks that may impact our overall operations, including through a multidimensional risk monitoring system. Currently, each of subsidiaries is required to report to the controlling company any factors that could have a material impact on the group wide risk management, and the controlling company reports to the Group’s Chief Risk Officer and other members of the Group’s senior management the results of risk monitoring on a weekly, monthly and continual basis. In addition, the Group performs preemptive risk management through a “risk dashboard system” under which the Group closely monitors any increase in asset size, risk levels and sensitivity to external factors with respect to the major asset portfolios of each of subsidiaries, and to the extent such monitoring yields any warning signals, the Group promptly analyze the causes and, if necessary, formulates and implements actions in response to these warning signals.

•	Risk review – Prior to entering any new business, offering any new products or changing any major policies, the Group reviews any relevant risk factors based on a prescribed risk management checklist and, in the case of changes for which assessment of risk factors is difficult, promotes reasonable decision-making in order to avoid taking any unduly risky action. The risk management departments of all subsidiaries are required to review all new businesses, products and services prior to their launch and closely monitor the development of any related risks following their launch, and in the case of any action that involves more than one subsidiary, the relevant risk management departments are required to consult with the risk management team at the controlling company level prior to making any independent risk reviews.

•	Risk management – The Group maintain a group wide risk management system to detect the signals of any risk crisis and, in the event of a crisis actually happening, to respond on a timely, efficient and flexible basis so as to ensure the Group’s survival as a going concern. Each subsidiary maintains crisis planning for three levels of contingencies, namely, “alert”, “imminent crisis” and “crisis”, determination of which is made based on quantitative and qualitative monitoring and consequence analysis, and upon the happening of any such contingency, is required to respond according to a prescribed contingency plan. At the controlling company level, the Group maintains and installs crisis detection and response system which is applied consistently group wide, and upon the happening of any contingency at two or more subsidiary level, the Group directly takes charge of the situation so that the Group manages it on a concerted group wide basis.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2017

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(b) Credit risk

Credit risk is the risk of potential economic loss that may be caused if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and the largest risk which the Group is facing. The Group’s credit risk management encompasses all areas of credit that may result in potential economic loss, including not just transactions that are recorded on balance sheets, but also off-balance-sheet transactions such as guarantees, loan commitments and derivative transactions.

i)	Maximum exposure to credit risk

The Group’s maximum exposure to credit risk without taking account of any collateral held or other credit enhancements as of March 31, 2017 and December 31, 2016 are as follows:

	2017		2016
Due from banks and loans (*1)(*3):
Banks	~~W~~	14,462,873	13,922,969
Retail		114,882,593	115,972,280
Government		15,472,996	11,776,346
Corporations		114,959,643	116,001,132
Card receivable		19,034,758	18,704,516

		278,812,863	276,377,243

Trading assets		23,188,244	22,638,409
Financial assets designated at FVTPL (*4)		2,174,060	2,228,186
AFS financial assets (*5)		33,208,104	32,822,071
HTM financial assets (*6)		20,473,128	19,805,084
Derivative assets		2,345,693	3,002,859
Other financial assets (*1)(*2)		16,121,262	13,975,889
Financial guarantee contracts		2,923,702	3,424,022
Loan commitments and other credit liabilities		73,626,737	76,055,306

	~~W~~	452,873,793	450,329,069

(*1)	The maximum exposure amounts for due from banks, loans and other financial assets are recorded as net of allowances.
(*2)	The credit quality of other financial assets are not included in the details of our main credit quality disclosures as other financial assets mainly comprise brokerage, securities and spot transaction related receivables, accrued interest receivables, secured key money deposits and domestic exchange settlement debit settled in a day.
(*3)	Due from banks and loans were classified as similar credit risk group when calculating the BIS ratio under new Basel Capital Accord (Basel III).
(*4)	FVTPL : fair value through profit or loss
(*5)	AFS : available-for-sale
(*6)	HTM : held-to-maturity

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2017

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

ii)	Due from banks and loans by past due or impairment

•	Due from banks and loans as of March 31, 2017 and December 31, 2016 are as follows:

	2017
	Banks		Retail	Government	Corporations	Card	Total
Neither past due nor impaired	~~W~~	14,476,760	114,494,354	15,475,140	114,840,082	18,844,863	278,131,199
Past due but not impaired		2,605	445,544	—	241,350	430,712	1,120,211
Impaired		254	353,460	—	1,099,582	393,649	1,846,945

		14,479,619	115,293,358	15,475,140	116,181,014	19,669,224	281,098,355
Less : allowance		(16,746)	(410,765)	(2,144)	(1,221,371)	(634,466)	(2,285,492)

	~~W~~	14,462,873	114,882,593	15,472,996	114,959,643	19,034,758	278,812,863

	2016
	Banks		Retail	Government	Corporations	Card	Total
Neither past due nor impaired	~~W~~	13,946,898	115,668,247	11,778,472	115,911,309	18,590,689	275,895,615
Past due but not impaired		—	392,002	270	264,354	397,417	1,054,043
Impaired		—	285,929	—	1,098,081	420,079	1,804,089

		13,946,898	116,346,178	11,778,742	117,273,744	19,408,185	278,753,747
Less : allowance		(23,929)	(373,898)	(2,396)	(1,272,612)	(703,669)	(2,376,504)

	~~W~~	13,922,969	115,972,280	11,776,346	116,001,132	18,704,516	276,377,243

•	Credit quality of due from banks and loans that are neither past due nor impaired as of March 31, 2017 and December 31, 2016 are as follows:

	2017
	Banks		Retail	Government	Corporations	Card	Total
Grade 1 (*1)	~~W~~	14,476,577	107,587,445	15,475,140	79,216,320	15,464,944	232,220,426
Grade 2 (*1)		183	6,906,909	—	35,623,762	3,379,919	45,910,773

		14,476,760	114,494,354	15,475,140	114,840,082	18,844,863	278,131,199
Less : allowance (collective)		(16,631)	(212,544)	(2,144)	(699,210)	(267,028)	(1,197,557)

	~~W~~	14,460,129	114,281,810	15,472,996	114,140,872	18,577,835	276,933,642

Mitigation of credit risk due to collateral (*2)	~~W~~	304	75,609,926	—	59,215,373	5,807	134,831,410

	2016
	Banks		Retail	Government	Corporations	Card	Total
Grade 1 (*1)	~~W~~	13,946,898	108,798,683	11,778,472	78,556,918	15,156,750	228,237,721
Grade 2 (*1)		—	6,869,564	—	37,354,391	3,433,939	47,657,894

		13,946,898	115,668,247	11,778,472	115,911,309	18,590,689	275,895,615
Less : allowance (collective)		(23,929)	(205,135)	(2,395)	(740,349)	(374,708)	(1,346,516)

	~~W~~	13,922,969	115,463,112	11,776,077	115,170,960	18,215,981	274,549,099

Mitigation of credit risk due to collateral (*2)	~~W~~	35,581	76,943,059	—	59,271,190	6,200	136,256,030

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2017

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(*1)	Credit quality of due from banks and loans was classified based on the internal credit rating as follows:

Type of Borrower	Grade 1	Grade 2
Banks and governments (*)	OECD sovereign credit rating of 6 or above (as applied to the nationality of the banks and governments)	OECD sovereign credit rating of below 6 (as applied to the nationality of the banks and governments)

Retail	Pool of retail loans with probability of default of less than 2.25%	Pool of retail loans with probability of default of 2.25% or more

Corporations	Internal credit rating of BBB+ or above	Internal credit rating of below BBB+ (Probability of default for loans with internal credit rating of BBB is 2.25%)

Credit cards	For individual card holders, score of 7 or higher in Shinhan Card’s internal behavior scoring system	For individual card holders, score of below 7 in Shinhan Card’s internal behavior scoring system

	For corporate cardholders, same as corporate loans	For corporate cardholders, same as corporate loans

(*)	In the case of loans to banks and governments that are neither past due nor impaired, Shinhan Bank classified loans with a sovereign rating of 6 or above as Grade 1 and those with a sovereign rating of below 6 as Grade 2. Under the guidelines set forth by the Financial Supervisory Commission of Korea, all major commercial banks in Korea, including Shinhan Bank, follow the standardized approach under Basel III for purposes of computing Bank of International Settlement (BIS) ratios for risk classifications of loans to banks and governments. Under this standardized approach under Basel III, risk classification for loans to banks and governments are determined on the basis of sovereign credit ratings, and not internal credit ratings assigned by the lending bank that are specific to the individual banks and governments. More specifically, this approach involves classifying loans to banks and governments in a given jurisdiction as either Grade 1 or Grade 2 based on the sovereign credit ratings for the government of such jurisdiction as determined by the Organization for Economic Co-operation and Development (“OECD”). As for our subsidiaries other than Shinhan Bank, risk classification of loans to banks and governments is made based on their respective internal credit ratings as these subsidiaries are not subject to the aforesaid guidelines of the Financial Supervisory Commission relating to Basel III risk classification.
(*2)	The Group holds collateral against due from banks and loans to customers in the form of mortgage interests over property, other registered securities over assets, and guarantees. Estimates of quantification of the extent to which collateral mitigate credit risk are based on the fair value of collateral.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2017

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

•	Aging analyses of due from banks and loans that are past due but not impaired as of March 31, 2017 and December 31, 2016 are as follows:

	2017
	Banks		Retail	Government	Corporations	Card	Total
Less than 30 days	~~W~~	2,605	325,210	—	123,628	361,767	813,210
31~60 days		—	66,930	—	84,156	49,048	200,134
61~90 days		—	39,441	—	25,076	19,661	84,178
More than 90 days		—	13,963	—	8,490	236	22,689

		2,605	445,544	—	241,350	430,712	1,120,211
Less : allowance (collective)		—	(43,204)	—	(15,339)	(59,474)	(118,017)

	~~W~~	2,605	402,340	—	226,011	371,238	1,002,194

Mitigation of credit risk due to collateral (*)	~~W~~	—	322,458	—	87,190	49	409,697

	2016
	Banks		Retail	Government	Corporations	Card	Total
Less than 30 days	~~W~~	—	297,889	270	190,133	321,913	810,205
31~60 days		—	49,582	—	50,881	53,379	153,842
61~90 days		—	31,072	—	20,305	21,899	73,276
More than 90 days		—	13,459	—	3,035	226	16,720

		—	392,002	270	264,354	397,417	1,054,043
Less : allowance (collective)		—	(35,627)	(1)	(12,377)	(66,413)	(114,418)

	~~W~~	—	356,375	269	251,977	331,004	939,625

Mitigation of credit risk due to collateral (*)	~~W~~	—	249,309	—	101,334	112	350,755

•	Due from banks and loans that are impaired as of March 31, 2017 and December 31, 2016 are as follows:

	2017
	Banks		Retail	Government	Corporations	Card	Total
Impaired	~~W~~	254	353,460	—	1,099,582	393,649	1,846,945
Less : allowance		(115)	(155,017)	—	(506,822)	(307,964)	(969,918)

	~~W~~	139	198,443	—	592,760	85,685	877,027

Mitigation of credit risk due to collateral (*)	~~W~~	—	119,039	—	464,803	21	583,863

	2016
	Banks		Retail	Government	Corporations	Card	Total
Impaired	~~W~~	—	285,929	—	1,098,081	420,079	1,804,089
Less : allowance		—	(133,136)	—	(519,886)	(262,548)	(915,570)

	~~W~~	—	152,793	—	578,195	157,531	888,519

Mitigation of credit risk due to collateral (*)	~~W~~	—	101,730	—	437,891	3	539,624

(*)	The Group holds collateral against due from banks and loans to customers in the form of mortgage interests over property, other registered securities over assets, and guarantees. Estimates of quantification of the extent to which collateral mitigate credit risk are based on the fair value of collateral.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2017

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

iii)	Credit rating

•	Credit ratings of debt securities as of March 31, 2017 and December 31, 2016 are as follows:

	2017
	Trading assets		Financial assets designated at FVTPL	Available–for- sale financial assets	Held-to- maturity financial assets	Total
AAA	~~W~~	9,755,709	693,891	20,820,373	17,614,525	48,884,498
AA- to AA+		4,420,398	429,400	5,107,062	1,868,770	11,825,630
A- to A+		5,320,915	821,773	4,245,104	482,834	10,870,626
BBB- to BBB+		1,226,179	228,996	1,233,142	164,145	2,852,462
Lower than BBB-		117,752	—	421,666	158,268	697,686
Unrated		2,140,560	—	1,380,757	184,586	3,705,903

	~~W~~	22,981,513	2,174,060	33,208,104	20,473,128	78,836,805

	2016
	Trading assets		Financial assets designated at FVTPL	Available–for- sale financial assets	Held-to- maturity financial assets	Total
AAA	~~W~~	9,777,845	535,684	19,781,580	16,188,459	46,283,568
AA- to AA+		4,075,181	402,946	5,561,165	2,584,304	12,623,596
A- to A+		5,310,796	1,097,395	4,257,161	535,889	11,201,241
BBB- to BBB+		1,441,783	192,161	1,348,073	137,240	3,119,257
Lower than BBB-		144,612	—	469,615	148,894	763,121
Unrated		1,640,347	—	1,404,477	210,298	3,255,122

	~~W~~	22,390,564	2,228,186	32,822,071	19,805,084	77,245,905

•	The credit quality of securities (debt securities) according to the credit ratings by external rating agencies is as follows:

Internal credit ratings	KIS (*1)	KR (*2)	S&P	Fitch	Moody’s
AAA	—	—	AAA	AAA	Aaa
AA- to AA+	AAA	AAA	AA- to AA+	AA- to AA+	Aa3 to Aa1
A- to A+	AA- to AA+	AA- to AA+	A- to A+	A- to A+	A3 to A1
BBB- to BBB+	BBB- to A	BBB- to A	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1
Lower than BBB-	Lower than BBB-	Lower than BBB-	Lower than BBB-	Lower than BBB-	Lower than Baa3
Unrated	Unrated	Unrated	Unrated	Unrated	Unrated

(*1)	KIS : Korea Investors Service
(*2)	KR : Korea Ratings

•	Credit status of debt securities as of March 31, 2017 and December 31, 2016 are as follows:

	2017		2016
Neither past due nor impaired	~~W~~	78,834,582	77,244,537
Impaired		2,223	1,368

	~~W~~	78,836,805	77,245,905

The Group has no collaterals for the debt securities.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2017

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

iv)	Concentration by industry sector

An analysis of concentration by industry sector of due from banks and loans, net of allowance, as of March 31, 2017 and December 31, 2016 are as follows:

	2017
	Finance and insurance		Manufacturing	Retail and wholesale	Real estate and service	Other	Retail customers	Total
Due from banks and loans:
Banks	~~W~~	11,842,455	57	—	111,535	2,508,826	—	14,462,873
Retail		—	—	—	—	—	114,882,593	114,882,593
Government		14,321,269	3,991	—	—	1,147,736	—	15,472,996
Corporations		4,915,028	40,099,317	15,718,707	20,246,171	33,980,420	—	114,959,643
Card		89,473	695,063	117,298	37,770	383,937	17,711,217	19,034,758

		31,168,225	40,798,428	15,836,005	20,395,476	38,020,919	132,593,810	278,812,863

Trading assets		15,301,482	1,169,433	880,342	363,840	5,473,147	—	23,188,244
Financial assets designated at FVTPL		1,257,521	107,895	25,976	50,667	732,001	—	2,174,060
AFS financial assets		21,706,332	907,847	128,609	590,953	9,874,363	—	33,208,104
HTM financial assets		5,222,194	42,292	—	755,770	14,452,872	—	20,473,128

	~~W~~	74,655,754	43,025,895	16,870,932	22,156,706	68,553,302	132,593,810	357,856,399

	2016
	Finance and insurance		Manufacturing	Retail and wholesale	Real estate and service	Other	Retail customers	Total
Due from banks and loans:
Banks	~~W~~	10,875,077	68	—	110,443	2,937,381	—	13,922,969
Retail		—	—	—	—	—	115,972,280	115,972,280
Government		10,906,097	3,991	—	3,315	862,943	—	11,776,346
Corporations		5,094,455	40,544,250	15,560,280	20,460,662	34,341,485	—	116,001,132
Card		38,574	194,630	131,956	37,495	371,497	17,930,364	18,704,516

		26,914,203	40,742,939	15,692,236	20,611,915	38,513,306	133,902,644	276,377,243

Trading assets		14,783,780	1,262,042	1,079,631	307,115	5,205,841	—	22,638,409
Financial assets designated at FVTPL		1,450,512	144,019	26,385	20,000	587,270	—	2,228,186
AFS financial assets		22,615,359	1,009,045	129,261	613,265	8,455,141	—	32,822,071
HTM financial assets		5,261,874	44,915	—	786,345	13,711,950	—	19,805,084

	~~W~~	71,025,728	43,202,960	16,927,513	22,338,640	66,473,508	133,902,644	353,870,993

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2017

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(c) Market risk

Market risk from trading positions is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Group’s income or the value of its holdings of financial instruments.

Interest rate risk from non-trading positions is the risk of loss resulting from interest rate fluctuations that adversely affect the financial condition and results of operations of the Group and affects the earnings and the economic value of net assets of the Group.

Foreign exchange risk arises from the Group’s assets and liabilities which are denominated in currencies other than Korean Won.

i)	Market risk management from trading positions

Trading activities are to realize short-term trading profits in debt and stock markets and foreign exchange markets based on short-term forecast of changes in market situation and profits from arbitrage transactions in derivatives such as swap, forward, futures and option transactions. The Group manages market risk related to its trading positions using VaR and market value-based tool.

An analysis of market risk for trading positions of the major subsidiaries as of and for the three-month period ended March 31, 2017 and the year ended December 31, 2016 are as follows:

i-1) Shinhan Bank

The analyses of the ten-day 99.9% confidence level-based VaR for managing market risk for trading positions of Shinhan Bank as of and for the three-month period ended March 31, 2017 and the year ended December 31, 2016 are as follows:

	2017
	Average		Maximum	Minimum	March 31
Interest rate	~~W~~	42,102	49,912	36,639	48,244
Stock price		4,680	5,771	3,835	4,719
Foreign exchange (*)		56,125	61,756	42,735	43,540
Option volatility		103	218	30	69
Commodity		24	48	—	39
Portfolio diversification					(47,015)

	~~W~~	57,569	62,455	46,855	49,596

	2016
	Average		Maximum	Minimum	December 31
Interest rate	~~W~~	33,246	48,851	18,764	44,447
Stock price		5,161	5,787	4,815	5,484
Foreign exchange (*)		56,089	61,389	53,678	60,088
Option volatility		149	256	101	221
Commodity		13	35	—	21
Portfolio diversification					(49,278)

	~~W~~	55,981	61,648	53,086	60,983

(*)	Both trading and non-trading accounts are included since Shinhan Bank manages foreign exchange risk on a total position basis.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2017

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

i-2) Shinhan Card

The analyses of Shinhan Card’s requisite capital in light of the market risk for trading positions as of and for the three-month period ended March 31, 2017 and the year ended December 31, 2016, based on the standard guidelines for risk management promulgated by the Financial Supervisory Service, are as follows:

	2017
	Average		Maximum	Minimum	March 31
Interest rate	~~W~~	1,133	1,300	1,050	1,300
Foreign exchange		17,765	18,016	17,329	17,949

	~~W~~	18,898	19,316	18,379	19,249

	2016
	Average		Maximum	Minimum	December 31
Interest rate	~~W~~	875	1,700	550	1,700
Foreign exchange		27,738	34,909	17,062	17,062

	~~W~~	28,613	36,609	17,612	18,762

Shinhan Card fully hedges all the cash flows from foreign currency liabilities by swap transactions and is narrowly exposed to foreign exchange risk relating to foreign currency equity securities held for non-trading purposes.

i-3) Shinhan Investment

The analyses of the ten-day 99.9% confidence level-based VaR for managing market risk for trading positions of Shinhan Investment as of and for the three-month period ended March 31, 2017 and the year ended December 31, 2016 are as follows:

	2017
	Average		Maximum	Minimum	March 31
Interest rate	~~W~~	14,502	17,657	12,182	13,367
Stock price		8,619	19,850	6,647	7,421
Foreign exchange		7,078	11,246	4,911	11,083
Option volatility		7,538	13,669	2,976	5,522
Portfolio diversification					(18,405)

	~~W~~	25,627	34,384	17,431	18,988

	2016
	Average		Maximum	Minimum	December 31
Interest rate	~~W~~	9,040	18,149	5,380	15,491
Stock price		13,339	24,276	6,413	7,403
Foreign exchange		6,849	19,976	1,017	7,001
Option volatility		6,564	18,680	1,477	7,799
Portfolio diversification					(14,569)

	~~W~~	24,393	34,546	16,679	23,125

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2017

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

i-4) Shinhan Life Insurance

The analyses of the ten-day 99.9% confidence level-based VaR for managing market risk for trading positions of Shinhan Life Insurance as of and for the three-month period ended March 31, 2017 and the year ended December 31, 2016 are as follows:

	2017
	Average		Maximum	Minimum	March 31
Interest rate	~~W~~	1,246	3,365	85	3,365
Stock price		1,154	2,856	111	2,856
Foreign exchange		682	3,568	4	1,795
Option volatility		4,060	5,009	3,158	5,009

	~~W~~	7,142	14,798	3,358	13,025

	2016
	Average		Maximum	Minimum	December 31
Interest rate	~~W~~	483	1,114	213	800
Stock price		231	1,585	—	130
Foreign exchange		1,278	2,238	54	1,221
Option volatility		1,115	3,044	71	3,044

	~~W~~	3,107	7,981	338	5,195

ii)	Interest rate risk management from non-trading positions

Principal market risk from non-trading activities of the Group is interest rate risk, which affects the Group’s earnings and the economic value of the Group’s net assets:

•	Earnings: interest rate fluctuations have an effect on the Group’s net interest income by affecting its interest-sensitive operating income and expenses and EaR (Earnings at Risk) is a commonly used risk management technique.

•	Economic value of net assets: interest rate fluctuations influence the Group’s net worth by affecting the present value of cash flows from the assets, liabilities and other transactions of the Group and VaR is a commonly used risk management technique.

Interest rate VaR represents the maximum anticipated loss in a net present value calculation, whereas interest rate EaR represents the maximum anticipated loss in a net earnings calculation for the immediately following one-year period, in each case, as a result of negative movements in interest rates.

Accordingly, the Group measures and manages interest rate risk for non-trading activities by taking into account effects of interest rate changes on both its income and net asset value.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2017

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

Non-trading positions for interest rate VaR and EaR as of March 31, 2017 and December 31, 2016 are as follows:

ii-1) Shinhan Bank

	2017		2016
VaR (*1)	~~W~~	157,886	231,133
EaR (*2)		98,769	58,091

ii-2) Shinhan Card

	2017		2016
VaR (*1)	~~W~~	77,925	89,348
EaR (*2)		13,253	11,905

ii-3) Shinhan Investment

	2017		2016
VaR (*1)	~~W~~	35,444	27,822
EaR (*2)		77,325	104,423

ii-4) Shinhan Life Insurance

	2017		2016
VaR (*1)	~~W~~	295,867	287,912
EaR (*2)		69,504	58,062

(*1)	The interest rate VaR represents the maximum anticipated loss in a net asset value in one year under confidence level of 99.9% and is measured by the internal model with one year look-back period.
(*2)	The interest rate EaR was calculated by the Financial Supervisory Service regulations based on the “middle of time band” and interest shocks by 200 basis points for each time bucket as recommended under the Basel Accord.

iii)	Foreign exchange risk

Exposure to foreign exchange risk can be defined as the difference (net position) between assets and liabilities presented in foreign currency, including derivative financial instruments linked to foreign exchange rate. Foreign exchange risk is a factor that causes market risk of the trading position and is managed by the Group under the market risk management system.

The management of Shinhan Bank’s foreign exchange position is centralized at the FX & Derivatives Department. Dealers in the FX & Derivatives Department manage Shinhan Bank’s overall position within the set limits through spot trading, forward contracts, currency options, futures and swaps and foreign exchange swaps. Shinhan Bank sets a limit for net open positions by currency and the limits for currencies other than the U.S. dollars, Japanese yen, Euros and Chinese yuan are set in order to minimize exposures from the other foreign exchange trading.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2017

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(d) Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset.

Each subsidiary seeks to minimize liquidity risk through early detection of risk factors related to the sourcing and managing of funding that may cause volatility in liquidity and by ensuring that it maintains an appropriate level of liquidity through systematic management. At the group level, the Group manages liquidity risk by conducting monthly stress tests that compare liquidity requirements under normal situations against those under three types of stress situations, namely, the group-specific internal crisis, crisis in the external market and a combination of internal and external crisis.

Contractual maturities for financial instruments including cash flows of principal and interest and off balance as of March 31, 2017 and December 31, 2016 are as follows:

	2017
	Less than 1 month		1~3 months	3~6 months	6 months ~ 1 year	1~5 years	More than 5 years	Total
Non-derivative financial instruments:
Liabilities:
Deposits (*2)	~~W~~	122,528,060	26,297,513	29,294,181	43,746,189	14,567,756	2,489,655	238,923,354
Trading liabilities		2,624,375	—	—	—	—	—	2,624,375
Financial liabilities designated at fair value through profit or loss		244,610	524,145	341,510	1,288,217	5,564,899	1,029,180	8,992,561
Borrowings		13,938,900	2,157,110	1,757,616	2,563,079	3,701,972	1,604,090	25,722,767
Debt securities issued		1,440,765	3,841,189	4,141,152	7,336,636	26,595,439	5,044,823	48,400,004
Other financial liabilities		24,499,468	43,053	152,185	167,005	382,178	66,129	25,310,018

	~~W~~	165,276,178	32,863,010	35,686,644	55,101,126	50,812,244	10,233,877	349,973,079

Off balance (*3):
Financial guarantee contracts	~~W~~	2,923,702	—	—	—	—	—	2,923,702
Loan commitments and other		73,781,727	—	—	—	—	—	73,781,727

	~~W~~	76,705,429	—	—	—	—	—	76,705,429

Derivatives (*4):
Cash inflows	~~W~~	2,569,452	894,215	1,216,932	1,496,911	1,913,340	90,573	8,181,423
Cash outflows		(2,416,452)	(640,355)	(1,135,008)	(1,330,417)	(1,766,037)	(26,141)	(7,314,410)

	~~W~~	153,000	253,860	81,924	166,494	147,303	64,432	867,013

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2017

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

	2016
	Less than 1 month		1~3 months	3~6 months	6 months ~ 1 year	1~5 years	More than 5 years	Total
Non-derivative financial instruments:
Liabilities:
Deposits (*2)	~~W~~	121,707,981	22,583,391	29,620,700	49,624,644	14,144,690	3,032,191	240,713,597
Trading liabilities		1,976,760	—	—	—	—	—	1,976,760
Financial liabilities designated at fair value through profit or loss		429,578	452,306	475,221	1,380,011	5,412,373	1,084,419	9,233,908
Borrowings		13,697,990	1,914,573	1,293,030	2,715,323	4,191,730	1,692,283	25,504,929
Debt securities issued		1,394,163	2,435,353	4,597,809	7,371,729	26,138,646	5,492,930	47,430,630
Other financial liabilities		15,926,502	42,045	307,056	126,355	367,888	59,365	16,829,211

	~~W~~	155,132,974	27,427,668	36,293,816	61,218,062	50,255,327	11,361,188	341,689,035

Off balance (*3):
Financial guarantee contracts	~~W~~	3,424,022	—	—	—	—	—	3,424,022
Loan commitments and other		76,173,506	—	—	—	—	—	76,173,506

	~~W~~	79,597,528	—	—	—	—	—	79,597,528

Derivatives (*4):
Cash inflows	~~W~~	2,968,067	515,416	820,087	1,980,474	1,437,314	117,374	7,838,732
Cash outflows		(3,163,326)	(513,860)	(798,832)	(1,885,848)	(1,204,194)	(26,054)	(7,592,114)

	~~W~~	(195,259)	1,556	21,255	94,626	233,120	91,320	246,618

(*1)	These amounts include cash flows of principal and interest on financial assets and financial liabilities.
(*2)	Demand deposits amounting to ~~W~~96,265,809 million and ~~W~~93,639,192 million as of March 31, 2017 and December 31, 2016 are included in the ‘Less than 1 month’ category, respectively.
(*3)	Financial guarantees such as financial guarantee contracts and loan commitments and others provided by the Group are classified based on the earliest date at which the Group should fulfill the obligation under the guarantee when the counterparty requests payment.
(*4)	Derivatives held for trading are presented as less than one month because contractual maturities are not essential for an understanding of the timing of the cash flows. Derivatives entered into for the purpose of hedging are presented by maturity.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2017

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(e) Capital risk management

The controlling company, banks or other financial institutions conducting banking business as prescribed in the Financial Holding Company Act, is required to maintain a minimum consolidated equity capital ratio of 8.0%.

“Consolidated equity capital ratio” is defined as the ratio of equity capital as a percentage of risk-weighted assets on a consolidated basis, determined in accordance with the Financial Services Commission requirements that have been formulated based on Bank of International Settlement standards. “Equity capital”, as applicable to bank holding companies, is defined as the sum of Common Equity Tier 1 capital (including common stock, share premium resulting from the issue of instruments classified as common equity Tier 1, retained earnings, etc.), Additional Tier 1 capital (with the minimum set of criteria for an instrument issued by the Group to meet, i.e. ‘perpetual’) and Tier 2 capital (to provide loss absorption on a gone-concern basis) less any deductible items (including goodwill, income tax assets, etc.), each as defined under the Regulation on the Supervision of Financial Holding Companies. “Risk-weighted assets” is defined as the sum of credit risk-weighted assets and market risk-weighted assets.

The capital adequacy ratio as of March 31, 2017 was 15.03% (unreviewed).

(f) Measurement of fair value

The fair values of financial instruments being traded in an active market are determined by the published market prices of each period end. The published market prices of financial instruments being held by the Group are based on the trading agencies’ notifications. If the market for a financial instrument is not active, such as OTC (Over The Counter market) derivatives, fair value is determined either by using a valuation technique or independent third-party valuation service.

The Group uses various valuation techniques and is setting rational assumptions based on the present market situations. Such valuation techniques may include using recent arm’s length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models.

The Group classifies and discloses fair value of financial instruments into the following three-level hierarchy:

•	Level 1: Financial instruments measured at quoted prices from active markets are classified as fair value level 1.

•	Level 2: Financial instruments measured using valuation techniques where all significant inputs are observable market data are classified as level 2.

•	Level 3: Financial instruments measured using valuation techniques where one or more significant inputs are not based on observable market data are classified as level 3.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2017

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

i)	Financial instruments measured at fair value

•	The fair value hierarchy of financial assets presented at their fair values in the statements of financial position as of March 31, 2017 and December 31, 2016 are as follows:

	2017
	Level 1		Level 2	Level 3	Total
Financial assets:
Trading assets	~~W~~	9,331,291	20,244,867	45,440	29,621,598
Financial assets designated at fair value through profit or loss		538,723	2,380,772	498,735	3,418,230
Derivative assets		28,251	2,192,047	125,395	2,345,693
Available-for-sale financial assets		9,814,480	24,224,152	4,023,241	38,061,873

	~~W~~	19,712,745	49,041,838	4,692,811	73,447,394

Financial liabilities:
Trading liabilities	~~W~~	2,624,375	—	—	2,624,375
Financial liabilities designated at fair value through profit or loss		4,630	1,422,466	7,565,308	8,992,404
Derivative liabilities		30,148	2,122,427	382,072	2,534,647

	~~W~~	2,659,153	3,544,893	7,947,380	14,151,426

	2016
	Level 1		Level 2	Level 3	Total
Financial assets:
Trading assets	~~W~~	10,257,241	16,356,235	82,477	26,695,953
Financial assets designated at fair value through profit or loss		397,617	2,404,446	614,039	3,416,102
Derivative assets		17,316	2,873,194	112,349	3,002,859
Available-for-sale financial assets		9,024,940	24,754,310	3,883,441	37,662,691

	~~W~~	19,697,114	46,388,185	4,692,306	70,777,605

Financial liabilities:
Trading liabilities	~~W~~	1,976,760	—	—	1,976,760
Financial liabilities designated at fair value through profit or loss		10,134	1,649,181	7,574,327	9,233,642
Derivative liabilities		14,130	2,909,629	604,485	3,528,244

	~~W~~	2,001,024	4,558,810	8,178,812	14,738,646

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2017

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

•	Changes in carrying values of financial instruments classified as Level 3 for the three-month period ended March 31, 2017 and the year ended December 31, 2016 are as follows:

	2017
	Trading assets		Financial assets designated at FVTPL	Available-for- sale financial assets	Derivative assets and liabilities, net	Financial liabilities designated at FVTPL
Beginning balance	~~W~~	82,477	614,039	3,883,441	(492,136)	(7,574,327)
Recognized in total comprehensive income for the year:
Recognized in profit (loss) for the year (*1)		(2,267)	4,631	(20,557)	351,739	(379,688)
Recognized in other comprehensive income (loss) for the year		—	—	(10,225)	—	—

		(2,267)	4,631	(30,782)	351,739	(379,688)
Purchase		174	28,010	214,469	9,145	—
Issue		—	—	—	1,215	(2,545,508)
Settlement		(34,944)	(147,945)	(59,109)	(126,013)	2,934,215
Transfer in (*2)		—	—	15,222	—	—
Transfer out (*2)		—	—	—	(627)	—

Ending balance	~~W~~	45,440	498,735	4,023,241	(256,677)	(7,565,308)

	2016
	Trading assets		Financial assets designated at FVTPL	Available-for- sale financial assets	Derivative assets and liabilities, net	Financial liabilities designated at FVTPL
Beginning balance	~~W~~	201,603	451,124	2,979,058	(703,841)	(6,444,621)
Recognized in total comprehensive income for the year:
Recognized in profit (loss) for the year (*1)		5,026	6,020	28,645	141,080	(508,916)
Recognized in other comprehensive income (loss) for the year		—	—	(81,812)	—	—

		5,026	6,020	(53,167)	141,080	(508,916)
Purchase		76,810	337,012	1,308,840	10,226	—
Issue		—	—	—	—	(5,402,714)
Settlement		(200,962)	(180,117)	(359,694)	40,710	4,781,924
Transfer in (*2)		—	—	20,382	19,689	—
Transfer out (*2)		—	—	(11,978)	—	—

Ending balance	~~W~~	82,477	614,039	3,883,441	(492,136)	(7,574,327)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2017

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(*1)	Recognized profit or loss of the changes in carrying value of financial instruments classified as Level 3 for the three-month periods ended March 31, 2017 and the year ended December 31, 2016, are included in the accounts of the statements of comprehensive income, of which the amounts and the related accounts are as follows:

	2017			2016
	Amounts recognized in profit or loss		Recognized profit or loss from the financial instruments held as of March 31	Amounts recognized in profit or loss	Recognized profit or loss from the financial instruments held as of December 31
Trading income	~~W~~	350,591	240,528	332,400	37,466
Loss on financial instruments designated at FVTPL		(375,056)	(237,018)	(502,896)	(169,424)
Gain on disposal of available-for-sale financial assets		3,438	251	25,546	354
Impairment losses on financial assets		161	143	(6,685)	(5,964)
Other operating expenses		(25,276)	(27,577)	(176,510)	(176,359)

	~~W~~	(46,142)	(23,673)	(328,145)	(313,927)

(*2)	Changes in levels for the financial instruments occurred due to the change in the availability of observable market data. The Group reviews the levels of financial instruments as of the end of the reporting period considering the related events and circumstances in the reporting period.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2017

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

•	Valuation techniques and inputs used in measuring the fair value of financial instruments classified as level 2 as of March 31, 2017 are as follows:

Type of financial instrument	Valuation technique	Carrying value		Significant inputs
Assets
Trading assets:
Debt securities	DCF (*1)	~~W~~	15,221,337	Discount rate
Equity securities	NAV (*2)		5,023,530	Discount rate, Price of underlying assets

			20,244,867

Financial assets designated at fair value through profit or loss:
Debt securities	DCF (*1)		1,450,983	Discount rate
Equity securities	NAV (*2)		929,789	Discount rate, Price of underlying assets

			2,380,772

Derivative assets:
Trading	Option model, DCF (*1)		2,055,664	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.
Hedging			136,383

			2,192,047

Available-for-sale financial assets:
Debt securities	DCF (*1)		23,824,638	Discount rate, growth rate
Equity securities	NAV (*2)		399,514	Price of underlying assets

			24,224,152

			49,041,838

Liabilities
Financial liabilities designated at fair value through profit or loss:
Borrowings	DCF (*1)		1,422,466	Discount rate
Derivative liabilities:
Trading	Option model, DCF (*1)		1,962,999	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.
Hedging			159,428

			2,122,427

		~~W~~	3,544,893

(*1)	DCF : Discounted cash flow
(*2)	NAV : Net asset value

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2017

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

•	Valuation techniques and significant inputs, but not observable, used in measuring the fair value of financial instruments classified as level 3 as of March 31, 2017 are as follows:

Type of financial instrument	Valuation technique	Carrying value (*2)		Significant unobservable inputs	Range
Financial assets
Financial assets designated at fair value through profit or loss:
Debt securities and other securities	DCF	~~W~~	498,735	The volatility of the underlying asset Correlations	3.41%~79.09% 0.00%~75.48%
Derivative assets:
Equity and foreign exchange related	Option model (*1)		95,642	The volatility of the underlying asset Correlations	10.55%~45.84% (22.63)%~82.15%
Interest rates related	Option model (*1)		27,577	The volatility of the underlying asset Regression coefficient Correlations	0.51%~8.64% 0.02%~2.05% 0.00%~90.80%
Credit and commodity related	Option model (*1)		2,176	The volatility of the underlying asset Correlations	45.00%~72.00% 55.00%~88.00%

			125,395

Available-for-sale financial assets:
Debt securities	DCF		341,852	Discount rate Discount rate, growth rate	1.73%~22.11% 0.00%~2.00%
Equity securities	NAV		3,681,389

			4,023,241

		~~W~~	4,647,371

(*1)	Option model that the Group uses in derivative valuation includes Black-Scholes model, Hull-White model, Monte Carlo simulation, etc.
(*2)	Valuation techniques and inputs are not disclosed when the carrying amount is a reasonable approximation of fair value.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2017

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

Type of financial instrument	Valuation technique	Carrying value (*2)		Significant unobservable inputs	Range
Financial liabilities
Financial liabilities designated at fair value through profit or loss:
Equity related	Option model (*1)	~~W~~	7,565,308	The volatility of the underlying asset Correlations	12.93%~28.67% (5.47)%~49.13%
Derivative liabilities:
Equity and foreign exchange related	Option model (*1)		78,825	The volatility of the underlying asset Correlations	6.53%~82.52% (22.63)%~82.52%
Interest rates related	Option model (*1)		269,751	The volatility of the underlying asset Regression coefficient Correlations	0.51%~0.85% 0.02%~2.05% 0.00%~90.81%
Credit and commodity related	Option model (*1)		33,496	The volatility of the underlying asset Correlations	10.00%~72.00% (49.26)%~100%

			382,072

		~~W~~	7,947,380

(*1)	Option model that the Group uses in derivative valuation includes Black-Scholes model, Hull-White model, Monte Carlo simulation, etc.
(*2)	Valuation techniques and inputs are not disclosed when the carrying amount is a reasonable approximation of fair value.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2017

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

•	Sensitivity analysis for fair value measurements in Level 3

Although the Group believes that its estimates of fair value are appropriate, the use of different methodologies or assumptions could lead to different measurements of fair value.

For level 3 fair value measurement, changing one or more of the unobservable inputs used to reasonably possible alternative assumptions would have the following effects on profit or loss, or other comprehensive income as of March 31, 2017 and December 31, 2016.

	2017
	Favorable changes		Unfavorable changes
Financial assets:
Effects on profit or loss for the period (*1):
Financial assets designated at fair value through profit or loss	~~W~~	1,817	(2,019)
Derivative assets		29,569	(3,422)

		31,386	(5,441)
Effects on other comprehensive income for the period:
Available-for-sale financial assets (*2)		63,791	(38,549)

	~~W~~	95,177	(43,990)

Financial liabilities:
Effects on profit or loss for the period (*1):
Financial liabilities designated at fair value through profit or loss	~~W~~	110,204	(37,481)
Derivative liabilities		26,918	(88,252)

	~~W~~	137,122	(125,733)

	2016
	Favorable changes		Unfavorable changes
Financial assets:
Effects on profit or loss for the period (*1):
Financial assets designated at fair value through profit or loss	~~W~~	2,737	(3,260)
Derivative assets		38,746	(17,927)

		41,483	(21,187)
Effects on other comprehensive income for the period:
Available-for-sale financial assets (*2)		59,782	(34,830)

	~~W~~	101,265	(56,017)

Financial liabilities:
Effects on profit or loss for the period (*1):
Financial liabilities designated at fair value through profit or loss	~~W~~	80,057	(108,955)
Derivative liabilities		80,589	(49,740)

	~~W~~	160,646	(158,695)

(*1)	Fair value changes are calculated by increasing or decreasing the volatility of the underlying asset (-10~10%) or correlations (-10~10%).
(*2)	Fair value changes are calculated by increasing or decreasing discount rate (-1~1%) or growth rate (0~1%).

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2017

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

ii)	Financial instruments measured at amortized cost

•	The method of measuring the fair value of financial instruments measured at amortized cost is as follows:

Type	Measurement methods of fair value
Cash and due from banks	The carrying amount and the fair value for cash are identical and most of deposits are floating interest rate deposits or next day deposits of a short-term instrument. For this reason, the carrying value approximates fair value.

Loans	The fair value of the loans is measured by discounting the expected cash flow at the market interest rate and credit risk.

Held-to-maturity financial assets	The fair value of held-to-maturity financial assets is based on the published price quotations in an active market. In case there is no observable market price, it is measured by discounting the contractual cash flows at the market interest rate that takes into account the residual risk.

Deposits and borrowings	The carrying amount and the fair value for demand deposits, cash management account deposits, call money as short-term instrument are identical. The fair value of others is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

Debt securities issued	Where available, the fair value of deposits and borrowings is based on the published price quotations in an active market. In case there is no data for an active market price, it is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

•	The carrying value and the fair value of financial instruments measured at amortized cost as of March 31, 2017 and December 31, 2016 are as follows:

	2017			2016
	Carrying value		Fair value	Carrying value	Fair value
Assets:
Loans	~~W~~	259,182,874	260,763,064	259,010,575	260,900,185
Held-to-maturity financial assets		20,473,128	21,237,921	19,805,084	20,732,400
Other financial assets		16,121,262	16,134,463	13,975,889	13,994,180

	~~W~~	295,777,264	298,135,448	292,791,548	295,626,765

Liabilities:
Deposits	~~W~~	234,255,594	234,391,415	235,137,958	235,175,778
Borrowings		25,515,439	25,544,865	25,294,241	25,340,042
Debt securities issued		45,019,364	45,312,371	44,326,785	44,651,811
Other financial liabilities		25,350,818	25,312,469	16,848,941	16,813,145

	~~W~~	330,141,215	330,561,120	321,607,925	321,980,776

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2017

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

•	The fair value hierarchy of financial assets and liabilities which are not measured at their fair values in the statements of financial position but with their fair value disclosed as of March 31, 2017 and December 31, 2016 are as follows:

	2017
	Level 1		Level 2	Level 3	Total
Assets:
Loans	~~W~~	13,103	3,919,933	256,830,028	260,763,064
Held-to-maturity financial assets		7,668,973	13,568,948	—	21,237,921
Other financial assets		40,905	10,867,638	5,225,920	16,134,463

	~~W~~	7,722,981	28,356,519	262,055,948	298,135,448

Liabilities:
Deposits	~~W~~	2,870,372	98,180,074	133,340,969	234,391,415
Borrowings		6,272,729	872,338	18,399,798	25,544,865
Debt securities issued in won		—	29,504,990	15,807,381	45,312,371
Other financial liabilities		41,471	9,745,698	15,525,300	25,312,469

	~~W~~	9,184,572	138,303,100	183,073,448	330,561,120

	2016
	Level 1		Level 2	Level 3	Total
Assets:
Loans	~~W~~	11,236	2,019,178	258,869,771	260,900,185
Held-to-maturity financial assets		7,658,696	13,073,704	—	20,732,400
Other financial assets		32,952	9,882,610	4,078,618	13,994,180

	~~W~~	7,702,884	24,975,492	262,948,389	295,626,765

Liabilities:
Deposits	~~W~~	2,584,682	95,123,504	137,467,592	235,175,778
Borrowings		6,116,774	812,184	18,411,084	25,340,042
Debt securities issued in won		—	28,927,528	15,724,283	44,651,811
Other financial liabilities		37,061	4,741,882	12,034,202	16,813,145

	~~W~~	8,738,517	129,605,098	183,637,161	321,980,776

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2017

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(g) Classification by categories of financial instruments

Financial assets and liabilities are measured at fair value or amortized cost. The financial instruments measured at fair value or amortized costs are measured in accordance with the Group’s valuation methodologies, which are described in Note 4.(f) Measurement of fair value.

The carrying amounts of each category of financial assets and financial liabilities as March 31, 2017 and December 31, 2016 are as follows:

	2017
	Trading assets		FVTPL assets	AFS	HTM	Loans and receivable	Derivatives held for hedging	Total
Assets:
Cash and due from banks	~~W~~	—	—	—	—	22,348,029	—	22,348,029
Trading assets		29,621,598	—	—	—	—	—	29,621,598
Financial assets designated at FVTPL		—	3,418,230	—	—	—	—	3,418,230
Derivatives		2,201,451	—	—	—	—	144,242	2,345,693
Loans		—	—	—	—	259,182,874	—	259,182,874
AFS financial assets		—	—	38,061,873	—	—	—	38,061,873
HTM financial assets		—	—	—	20,473,128	—	—	20,473,128
Other		—	—	—	—	16,121,262	—	16,121,262

	~~W~~	31,823,049	3,418,230	38,061,873	20,473,128	297,652,165	144,242	391,572,687

	2017
	Trading liabilities		FVTPL liabilities	Financial liabilities measured at amortized cost	Derivatives held for hedging	Total
Liabilities:
Deposits	~~W~~	—	—	234,255,594	—	234,255,594
Trading liabilities		2,624,375	—	—	—	2,624,375
Financial liabilities designated at FVTPL		—	8,992,404	—	—	8,992,404
Derivatives		2,111,882	—	—	422,765	2,534,647
Borrowings		—	—	25,515,439	—	25,515,439
Debt securities issued		—	—	45,019,364	—	45,019,364
Other		—	—	25,350,818	—	25,350,818

	~~W~~	4,736,257	8,992,404	330,141,215	422,765	344,292,641

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2017

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

	2016
	Trading assets		FVTPL assets	AFS	HTM	Loans and receivable	Derivatives held for hedging	Total
Assets:
Cash and due from banks	~~W~~	—	—	—	—	19,181,165	—	19,181,165
Trading assets		26,695,953	—	—	—	—	—	26,695,953
Financial assets designated at FVTPL		—	3,416,102	—	—	—	—	3,416,102
Derivatives		2,826,642	—	—	—	—	176,217	3,002,859
Loans		—	—	—	—	259,010,575	—	259,010,575
AFS financial assets		—	—	37,662,691	—	—	—	37,662,691
HTM financial assets		—	—	—	19,805,084	—	—	19,805,084
Other		—	—	—	—	13,975,889	—	13,975,889

	~~W~~	29,522,595	3,416,102	37,662,691	19,805,084	292,167,629	176,217	382,750,318

	2016
	Trading liabilities		FVTPL liabilities	Financial liabilities measured at amortized cost	Derivatives held for hedging	Total
Liabilities:
Deposits	~~W~~	—	—	235,137,958	—	235,137,958
Trading liabilities		1,976,760	—	—	—	1,976,760
Financial liabilities designated at FVTPL		—	9,233,642	—	—	9,233,642
Derivatives		3,074,814	—	—	453,430	3,528,244
Borrowings		—	—	25,294,241	—	25,294,241
Debt securities issued		—	—	44,326,785	—	44,326,785
Other		—	—	16,848,941	—	16,848,941

	~~W~~	5,051,574	9,233,642	321,607,925	453,430	336,346,571

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2017

(Unaudited)

(In millions of won)

5.	Change in subsidiaries

(a) Change in consolidated subsidiaries for the year ended December 31, 2016 are as follows:

	Company	Description
Included	Shinhan Microfinance Co., Ltd.	Newly established subsidiary
”	PT Shinhan Sekuritas Indonesia	Acquisition
Excluded	PT Centratama Nasional Bank	Business combination under common control
”	HKC&T Co., Ltd.	Liquidation

There were no changes in 2017. Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.

6.	Operating segments

(a) Segment information

The general descriptions by operating segments as of March 31, 2017 are as follows:

Segment	Description

Banking	The banking segment offers commercial banking services such as lending to and receiving deposits from corporations and individuals and also includes securities investing and trading and derivatives trading primarily through domestic and overseas bank branches and subsidiaries.

Credit card	The credit card segment primarily consists of the credit card business of Shinhan Card, including its installment finance and automobile leasing businesses.

Securities	Securities segment comprise securities trading, underwriting and brokerage services.

Life insurance	Life insurance segment consists of life insurance services provided by Shinhan Life Insurance.

Others	Leasing, assets management and other businesses

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2017

(Unaudited)

(In millions of won)

6.	Operating segments (continued)

(b) The following tables provide information of income and expense for each operating segment for the three-month periods ended March 31, 2017 and 2016.

	2017
	Banking		Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income	~~W~~	1,196,883	370,601	114,608	175,367	10,615	1,137	1,869,211
Net fees and commission income		189,816	79,764	64,341	10,335	42,413	921	387,590
Impairment losses on financial assets		(70,652)	(11,294)	(480)	(324)	(6,316)	(80)	(89,146)
General and administrative expenses		(679,343)	(185,508)	(104,230)	(54,862)	(53,473)	12,613	(1,064,803)
Other income (expense), net		1,071	309,086	(18,470)	(87,647)	14,628	(23,260)	195,408

Operating income		637,775	562,649	55,769	42,869	7,867	(8,669)	1,298,260
Equity method income (loss)		(1,857)	—	2,321	(319)	193	(733)	(395)
Income tax expense		131,358	133,599	15,185	8,696	7,641	1,982	298,461

Profit (loss) for the period	~~W~~	516,564	427,745	45,956	30,770	1,341	(15,122)	1,007,254

Controlling interest	~~W~~	516,541	428,149	45,952	30,770	1,343	(25,657)	997,098
Non-controlling interests		23	(404)	4	—	(2)	10,535	10,156

	2016
	Banking		Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income (loss)	~~W~~	1,088,699	361,954	92,397	176,287	(6,464)	1,802	1,714,675
Net fees and commission income		166,238	97,917	53,874	4,505	48,329	2,050	372,913
Impairment losses on financial assets		(233,158)	(76,178)	260	(233)	(19,453)	593	(328,169)
General and administrative expenses		(665,066)	(199,553)	(106,372)	(59,518)	(50,998)	9,273	(1,072,234)
Other income (expense), net		45,366	29,554	(15,345)	(89,267)	6,871	(8,938)	(31,759)

Operating income		402,079	213,694	24,814	31,774	(21,715)	4,780	655,426
Equity method income (loss)		1,562	—	813	(480)	723	(54)	2,564
Income tax expense (benefit)		(135,245)	46,890	6,655	(24,986)	2,457	(356)	(104,585)

Profit (loss) for the period	~~W~~	560,245	169,339	21,770	58,699	(23,365)	1,004	787,692

Controlling interest	~~W~~	560,438	169,293	21,770	58,699	(23,365)	(15,511)	771,324
Non-controlling interests		(193)	46	—	—	—	16,515	16,368

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2017

(Unaudited)

(In millions of won)

6.	Operating segments (continued)

(c)	The following tables provide information of net interest income (expense) of each operating segment for the three-month periods ended March 31, 2017 and 2016.

	2017
	Banking		Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income from:
External customers	~~W~~	1,198,104	375,000	113,380	175,184	7,543	—	1,869,211
Internal transactions		(1,221)	(4,399)	1,228	183	3,072	1,137	—

	~~W~~	1,196,883	370,601	114,608	175,367	10,615	1,137	1,869,211

	2016
	Banking		Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income from:
External customers	~~W~~	1,091,037	369,456	93,819	176,165	(15,802)	—	1,714,675
Internal transactions		(2,338)	(7,502)	(1,422)	122	9,338	1,802	—

	~~W~~	1,088,699	361,954	92,397	176,287	(6,464)	1,802	1,714,675

(d)	The following tables provide information of net fees and commission income (expense) of each operating segment for the three-month periods ended March 31, 2017 and 2016.

	2017
	Banking		Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net fees and commission income from:
External customers	~~W~~	195,000	84,846	66,440	12,066	29,238	—	387,590
Internal transactions		(5,184)	(5,082)	(2,099)	(1,731)	13,175	921	—

	~~W~~	189,816	79,764	64,341	10,335	42,413	921	387,590

	2016
	Banking		Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net fees and commission income from:
External customers	~~W~~	176,706	103,357	56,044	6,686	30,120	—	372,913
Internal transactions		(10,468)	(5,440)	(2,170)	(2,181)	18,209	2,050	—

	~~W~~	166,238	97,917	53,874	4,505	48,329	2,050	372,913

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2017

(Unaudited)

(In millions of won)

7.	Restricted due from banks

(a)	Restricted due from banks as of March 31, 2017 and December 31, 2016 are as follows:

	2017		2016
Deposits denominated in won:
Reserve deposits	~~W~~	7,460,187	2,857,672
Other (*)		3,729,300	4,868,867

		11,189,487	7,726,539

Deposits denominated in foreign currency		1,234,684	1,379,514

	~~W~~	12,424,171	9,106,053

(*)	Pursuant to the Regulation on Financial Investment Business, the Group is required to deposit certain portions of customers’ deposits with the Korean Securities Finance Corporation (“KSFC”) or banks to ensure repayment of customer deposits and the deposits may not be pledged as collateral.

8.	Trading assets

Trading assets as of March 31, 2017 and December 31, 2016 are as follows:

	2017		2016
Debt securities:
Governments	~~W~~	4,625,933	4,337,224
Financial institutions		6,812,278	7,461,375
Corporations		4,520,738	4,342,496
Commercial papers		4,540,733	4,350,252
CMA (*)		2,327,894	1,793,312
Others		153,937	105,905

		22,981,513	22,390,564
Equity securities:
Stocks		785,409	703,467
Equity investments		22,976	—
Beneficiary certificates		5,497,464	3,233,937
Others		127,505	120,140

		6,433,354	4,057,544
Other
Gold deposits		206,731	247,845

	~~W~~	29,621,598	26,695,953

(*)	CMA: Cash management account deposits

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2017

(Unaudited)

(In millions of won)

9.	Financial asset designated at fair value through profit or loss

Financial asset designated at fair value through profit or loss as of March 31, 2017 and December 31, 2016 are as follows:

	2017		2016	Reason for designation
Debt securities	~~W~~	1,955,829	1,908,342	Evaluation and management on a fair value basis, accounting mismatch
Equity securities (*)		1,244,169	1,187,916	Evaluation and management on a fair value basis, accounting mismatch
Others		218,232	319,844	Combined instrument

	~~W~~	3,418,230	3,416,102

(*)	Restricted reserve for claims of customers’ deposits (trusts) as of March 31, 2017 and December 31, 2016 are ~~W~~929,789 million and ~~W~~862,837 million, respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2017

(Unaudited)

(In millions of won)

10.	Derivatives

(a)	The notional amounts of derivatives as of March 31, 2017 and December 31, 2016 are as follows:

	2017		2016
Foreign currency related:
Over the counter:
Currency forwards	~~W~~	83,434,739	92,309,997
Currency swaps		26,578,741	27,460,485
Currency options		929,000	1,210,658

		110,942,480	120,981,140
Exchange traded:
Currency futures		787,023	739,186

		111,729,503	121,720,326

Interest rates related:
Over the counter:
Interest rate swaps		49,865,130	53,104,809
Interest rate options		754,000	1,014,000

		50,619,130	54,118,809
Exchange traded:
Interest rate futures		1,715,201	2,099,017
Interest rate swaps (*)		29,415,776	27,658,703

		31,130,977	29,757,720

		81,750,107	83,876,529

Credit related:
Over the counter:
Credit swaps		1,241,956	1,244,502
Equity related:
Over the counter:
Equity swaps and forwards		4,763,832	12,187,176
Equity options		1,254,452	1,228,114

		6,018,284	13,415,290
Exchange traded:
Equity futures		621,023	492,562
Equity options		3,822,453	2,213,162

		4,443,476	2,705,724

		10,461,760	16,121,014

Commodity related:
Over the counter:
Commodity swaps and forwards		1,080,884	892,003
Commodity options		539	11,876

		1,081,423	903,879
Exchange traded:
Commodity futures		255,560	114,927
Commodity options		376	—

		255,936	114,927

		1,337,359	1,018,806

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2017

(Unaudited)

(In millions of won)

10.	Derivatives (continued)

	2017		2016
Hedge:
Currency forwards	~~W~~	2,192,544	2,036,187
Currency swaps		2,840,759	2,765,653
Interest rate swaps		8,128,056	7,631,505

		13,161,359	12,433,345

	~~W~~	219,682,044	236,414,522

(*)	The notional amount of derivatives which is settled in the ‘Central Counter Party (CCP)’ system.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2017

(Unaudited)

(In millions of won)

10.	Derivatives (continued)

(b)	Fair values of derivative instruments as of March 31, 2017 and December 31, 2016 are as follows:

	2017			2016
	Assets		Liabilities	Assets	Liabilities
Foreign currency related:
Over the counter:
Currency forwards	~~W~~	1,289,346	1,135,441	1,722,096	1,623,325
Currency swaps		483,731	538,220	698,220	766,252
Currency options		3,030	12,242	12,347	9,422

		1,776,107	1,685,903	2,432,663	2,398,999
Exchange traded:
Currency futures		1,137	1,420	—	4

		1,777,244	1,687,323	2,432,663	2,399,003

Interest rates related:
Over the counter:
Interest rate swaps		264,169	269,107	290,074	340,409
Interest rate options		3,159	4,810	7,807	8,367

		267,328	273,917	297,881	348,776
Exchange traded:
Interest rate futures		526	544	1,439	212

		267,854	274,461	299,320	348,988

Credit related:
Over the counter:
Credit swaps		19,427	3,146	13,365	6,095
Equity related:
Over the counter:
Equity swap and forwards		48,843	78,810	25,378	250,879
Equity options		53,333	7,623	38,156	6,212

		102,176	86,433	63,534	257,091
Exchange traded:
Equity futures		369	254	683	57
Equity options		22,282	27,431	13,084	12,215

		22,651	27,685	13,767	12,272

		124,827	114,118	77,301	269,363

Commodity related:
Over the counter:
Commodity swaps and forwards		8,147	32,319	1,778	49,702
Commodity options		15	15	105	22

		8,162	32,334	1,883	49,724
Exchange traded:
Commodity futures		3,937	490	2,110	1,641
Commodity options		—	10	—	—

		3,937	500	2,110	1,641

		12,099	32,834	3,993	51,365

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2017

(Unaudited)

(In millions of won)

10.	Derivatives (continued)

	2017			2016
	Assets		Liabilities	Assets	Liabilities
Hedge:
Currency forwards	~~W~~	62,442	2,991	5,646	81,829
Currency swaps		67,965	80,104	155,386	36,077
Interest rate swaps		13,835	339,670	15,185	335,524

		144,242	422,765	176,217	453,430

	~~W~~	2,345,693	2,534,647	3,002,859	3,528,244

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2017

(Unaudited)

(In millions of won)

10.	Derivatives (continued)

(c)	Gain or loss on valuation of derivatives for the three-month periods ended March 31, 2017 and 2016 were as follows:

	2017		2016
Foreign currency related:
Over the counter:
Currency forwards	~~W~~	109,858	20,016
Currency swaps		(11,153)	32,141
Currency options		(12,019)	(3,111)

		86,686	49,046
Exchange traded:
Currency futures		(180)	(92)

		86,506	48,954

Interest rates related:
Over the counter:
Interest rate swaps		64,932	(3,242)
Interest rate options		1,092	(918)

		66,024	(4,160)
Exchange traded:
Interest rate futures		795	(228)

		66,819	(4,388)

Credit related:
Over the counter:
Credit swaps		7,384	775
Equity related:
Over the counter:
Equity swap and forwards		200,078	(167,388)
Equity options		10,736	(1,107)

		210,814	(168,495)
Exchange traded:
Equity futures		117	3,486
Equity options		(1,899)	(3,035)

		(1,782)	451

		209,032	(168,044)

Commodity related:
Over the counter:
Commodity swaps and forwards		10,381	14,773
Commodity options		(11)	(82)

		10,370	14,691
Exchange traded:
Commodity futures		3,445	(2,125)
Commodity options		(2)	—

		3,443	(2,125)

		13,813	12,566

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2017

(Unaudited)

(In millions of won)

10.	Derivatives (continued)

	2017		2016
Hedge:
Currency forwards	~~W~~	122,159	17,492
Currency swaps		(144,659)	(49,043)
Interest rate swaps		(6,075)	58,848

		(28,575)	27,297

	~~W~~	354,979	(82,840)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2017

(Unaudited)

(In millions of won)

11.	Loans

(a)	Loans as of March 31, 2017 and December 31, 2016 are as follows:

	2017		2016
Household loans	~~W~~	102,982,804	104,184,270
Corporate loans		129,468,365	130,485,094
Public and other		2,079,453	2,153,888
Loans to banks		6,862,325	4,729,836
Card receivables		19,720,017	19,450,421

		261,112,964	261,003,509
Discount		(33,301)	(27,533)
Deferred loan origination costs and fees		379,068	395,394

		261,458,731	261,371,370
Allowance for credit losses		(2,275,857)	(2,360,795)

	~~W~~	259,182,874	259,010,575

(b)	Changes in the allowance for credit losses for the three-month period ended March 31, 2017 and the year ended December 31, 2016 were as follows:

	2017				2016
	Loans		Other (*2)	Total	Loans	Other (*2)	Total
Beginning balance	~~W~~	2,360,795	66,896	2,427,691	2,318,416	79,839	2,398,255
Provision for (reversal of) allowance		86,481	(4,372)	82,109	1,102,781	4,851	1,107,632
Write-offs		(178,688)	(3,983)	(182,671)	(1,290,831)	(16,204)	(1,307,035)
Effect of discounting (*1)		(4,938)	—	(4,938)	(24,150)	—	(24,150)
Disposal		(12,142)	—	(12,142)	(78,268)	—	(78,268)
Recoveries		77,245	281	77,526	336,665	2,227	338,892
Others (*3)		(52,896)	(73)	(52,969)	(3,818)	(3,817)	(7,635)

Ending balance	~~W~~	2,275,857	58,749	2,334,606	2,360,795	66,896	2,427,691

(*1)	Interest income from impaired financial assets
(*2)	Included allowance for due from banks and other assets
(*3)	Other changes were due to debt restructuring, debt-equity swap, and foreign exchange rate, etc.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2017

(Unaudited)

(In millions of won)

12.	Available-for-sale financial assets and held-to-maturity financial assets

(a)	Available-for-sale financial assets and held-to-maturity financial assets as of March 31, 2017 and December 31, 2016 are as follows:

	2017		2016
Available-for-sale financial assets:
Debt securities:
Government bonds	~~W~~	6,561,238	5,308,247
Financial institution bonds		16,326,949	17,224,603
Corporate bonds and others		10,319,917	10,289,221

		33,208,104	32,822,071
Equity securities (*1):
Stocks		1,589,263	1,663,951
Equity investments		626,897	625,632
Beneficiary certificates		2,569,811	2,470,555
Others		67,798	80,482

		4,853,769	4,840,620

		38,061,873	37,662,691

Held-to-maturity financial assets:
Debt securities:
Government bonds		12,078,852	11,514,671
Financial institutions bonds		2,230,028	2,092,476
Corporate bonds		6,164,248	6,197,937

		20,473,128	19,805,084

	~~W~~	58,535,001	57,467,775

(*1)	Equity securities with no quoted market prices in active markets and for which the fair value cannot be measured reliably are recorded at cost were ~~W~~127,896 million and ~~W~~131,143 million as of March 31, 2017 and December 31, 2016, respectively.

(b)	Gain or loss on sale of available-for-sale financial assets for the three-month periods ended March 31, 2017 and 2016 were as follows:

	2017		2016
Gain on sale of available-for-sale financial assets	~~W~~	66,760	76,550
Loss on sale of available-for-sale financial assets		(13,037)	(24,574)

	~~W~~	53,723	51,976

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2017

(Unaudited)

(In millions of won)

13.	Investments in associates

(a)	Investments in associates as of March 31, 2017 and December 31, 2016 are as follows:

Investees	Country	Reporting date	Ownership (%)
			2017	2016
BNP Paribas Cardif Life Insurance (*1),(*3),(*11)	Korea	December 31	14.99	14.99
Aju Capital Co., Ltd. (*1),(*2),(*11)	”	”	12.85	12.85
Pohang TechnoPark 2PFV (*2)	”	March 31	14.90	14.90
Daewontos Co., Ltd. (*1),(*4)	”	December 31	36.33	36.33
Inhee Co., Ltd. (*1),(*4)	”	”	15.36	15.36
DAEGY Electrical Construction Co., LTD. (*1),(*4)	”	”	27.45	27.45
YEONWOONG SYSTEM (*1),(*4)	”	”	21.77	21.77
DOODOO LOGITECH (*1),(*4)	”	”	27.96	27.96
Neoplux Technology Valuation Investment Fund (*1)	”	”	33.33	33.33
EQP Global Energy Infrastructure Private Equity Fund (*1)	”	”	22.64	22.64
JAEYOUNG SOLUTEC CO., LTD. (*1),(*4),(*5)	”	”	9.61	10.45
Partners 4th Growth Investment Fund (*1)	”	”	25.00	25.00
PSA 1st Fintech Private Equity Fund (*1)	”	”	25.00	25.00
KTB Newlake Global Healthcare PEF (*1)	”	”	30.00	30.00
JAEYANG INDUSTRY (*4),(*9)	”	March 31	25.90	25.90
Tigris-Aurum Fund I (*1)	”	December 31	27.27	27.27
Treenkid (*1),(*4)	”	”	23.72	23.72
Chungyoung INC (*1),(*4)	”	”	18.94	18.94
Semantic (*1),(*4)	”	”	19.25	19.25
DAEKWANG SEMICONDUCTOR CO., LTD. (*1),(*4)	”	”	20.94	20.94
Branbuil CO., LTD. (*1),(*4)	”	”	15.53	15.53
Songrim Co., Ltd. (*1),(*4)	”	”	35.34	—
Shinhan-Albatross Technology Investment Fund	”	March 31	50.00	—
SHC-IMM New Growth Fund (*7)	”	”	64.52	64.52
QCP New Technology Fund 20th	”	”	47.17	47.17
STI-New Growth Engines Investment Partnership	”	”	50.00	50.00
Shinhan K2 Secondary Fund (*10)	”	—	—	10.75
TS2013-6 M&A Investment Fund	”	March 31	25.00	25.00
Dream High Fund III (*7)	”	”	54.55	54.55
SP New Technology Business investment Fund I	”	”	23.26	23.26
Albatross Growth Fund	”	”	36.36	36.36
Asia Pacific No.39 Ship Investment Co., Ltd.	”	”	50.00	50.00
Midas Dong-A Snowball Venture Fund (*7)	”	”	53.33	53.33
IBKS-Shinhan Creative Economy New Technology Fund (*6)	”	”	5.00	5.00
SM New Technology Business Investment Fund I	”	”	36.36	36.36
SHC-Aju 4th	”	”	21.98	21.98
KCLAVIS Meister Fund No.4	”	”	20.00	20.00
KCLAVIS Meister Fund No.5	”	”	23.26	23.26

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2017

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

Investees	Country	Reporting date	Ownership (%)
			2017	2016
KCLAVIS Meister Fund No.2	Korea	March 31	38.83	38.83
Midas Dong-A Snowball Venture Fund 2	”	”	25.00	25.00
EN-Tigris Fund 1	”	”	47.62	47.62
IBKS-Shinhan Creative Economy New Technology Fund II (*6)	”	”	4.55	4.55
KCLAVIS Meister Fund No.10	”	”	21.28	21.28
KCLAVIS Meister Fund No.9	”	”	34.48	34.48
KCLAVIS Meister Fund No.14	”	”	33.33	33.33
KCLAVIS Meister Fund No.17	”	”	26.09	26.09
SG No.9 Corporate Recovery Private Equity Fund	”	”	26.49	26.49
Plutus-SG Private Equity Fund	”	”	26.67	26.67
SG ARGES Private Equity Fund No.1	”	”	24.06	24.06
OST Progress- 2 Fund	”	”	27.62	27.62
Eum Private Equity Fund No.3	”	”	20.76	20.76
APC Fund	Cayman Islands	”	25.18	25.18
Korea Investment Gong-pyeong Office Real Estate Investment Trust 2nd	Korea	”	50.00	50.00
Shinhan Praxis K-Growth Global Private Equity Fund (*6)	”	”	18.87	18.87
Credian Healthcare Private Equity Fund II	”	”	34.07	34.07
Smart Private Equity Fund II	”	”	20.00	—
Kiwoom Milestone Professional Private Real Estate Trust 19	”	”	50.00	50.00
FG EURO GREEN PRIVATE REAL ESTATE TRUST No.3	”	”	21.28	21.28
Brain Professional Private Trust No.4	”	”	27.49	27.49
Hanhwa US Equity Strategy Private Real Estate Fund No.1	”	”	44.84	44.84
Brain KS Qualified Privately Placed Fund No.6	”	”	50.00	50.00
M360 CRE Income Fund (*7)	USA	”	84.23	42.83
SHBNPP Ninetree No.1	Korea	”	21.81	—
JB Power No.6 (*7)	”	”	55.45	—
BNP Paribas Cardif General Insurance (*1),(*2)	”	”	10.00	10.00
SHBNPP Private Korea Equity Long-Short Professional Feeder (*8)	”	”	19.09	15.88
SHBNPP Private Multi Strategy Professional Feeder No.1	”	”	38.61	29.55
Shinhan-Stonebridge Petro PEF (*6)	”	”	1.82	1.82

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2017

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

(*1)	Financial statements as of December 31, 2016 were used for the equity method since the financial statements as of March 31, 2017 were not available. Significant trades and events occurred within the period were properly reflected.
(*2)	The Group applies the equity method accounting as the Group has significant influence on the financial and operating policies of the investee through the ability to elect investees’ board members and representation in decision making bodies of the investee.
(*3)	The Group has a significant influence on the investees through important business transactions.
(*4)	The shares of the investees were acquired by debt-equity swap. The Group reclassified available-for-sale financial assets to investments in associates as the reorganization procedures were completed and now the Group can normally exercise its voting rights to the investees.
(*5)	Although the ownership interests in JAEYOUNG SOLUTEC CO., LTD. were less than 15%, the Group used the equity method as the investee should consult with the Group when the investee decides major management decision such as dividend, business planning or business transfer.
(*6)	As a managing partner, the Group has a significant influence over the investees.
(*7)	As a limited partner, the Group does not have ability to participate in policy-making processes to obtain economic benefit from the investees that would allow the Group to control the entity.
(*8)	Although the ownership interests in SHBNPP Private Korea Equity Long-Short Professional Feeder were less than 20%, the Group has significant influence on the entity as the investment manager.
(*9)	The latest financial statements were used for the equity method since the financial statements as of March 31, 2017 were not available. Significant trades and events occurred within the period were properly reflected.
(*10)	Shinhan K2 Secondary Fund was liquidated.
(*11)	The material associates, BNP Paribas Cardif Life Insurance engages in life insurance business, Aju Capital Co., Ltd. provides installment loans and leasing services.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2017

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

(b)	Changes in investments in associates for the three-month period ended March 31, 2017 and December 31, 2016 were as follows:

	2017
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Ending balance
BNP Paribas Cardif Life Insurance	~~W~~	60,213	(255)	1,087	(7,753)	53,292
Aju Capital Co., Ltd. (*1)		40,836	(1,849)	(1,976)	203	37,214
Pohang TechnoPark 2PFV		1,975	—	(1)	—	1,974
Daewontos Co., Ltd. (*3)		—	—	—	—	—
Inhee Co., Ltd.		215	—	(25)	—	190
DAEGY Electrical Construction Co., LTD.		128	—	(4)	—	124
YEONWOONG SYSTEM		77	—	(1)	—	76
DOODOO LOGITECH		247	—	(35)	—	212
Neoplux Technology Valuation Investment Fund		7,526	4,000	(88)	—	11,438
EQP Global Energy Infrastructure Private Equity Fund (*3)		—	—	—	—	—
JAEYOUNG SOLUTEC CO., LTD. (*2)		5,736	—	413	207	6,356
Partners 4th Growth Investment Fund		4,555	500	(117)	—	4,938
PSA 1st Fintech Private Equity Fund		2,456	—	(13)	—	2,443
KTB Newlake Global Healthcare PEF		1,168	—	(86)	—	1,082
JAEYANG INDUSTRY (*3)		—	—	—	—	—
Tigris-Aurum Fund I		1,481	—	(11)	—	1,470
Treenkid (*3)		79	—	—	(79)	—
Chungyoung INC (*3)		—	—	—	—	—
Semantic (*3)		249	—	(462)	213	—
DAEKWANG SEMICONDUCTOR CO., LTD.		4,776	—	(519)	—	4,257
Branbuil CO., LTD.		—	—	—	—	—
Songrim Co., Ltd.		—	11	—	—	11
Shinhan-Albatross Technology Investment Fund		—	3,000	(68)	—	2,932
SHC-IMM New Growth Fund		2,295	—	—	—	2,295
QCP New Technology Fund 20th		2	—	—	—	2
STI-New Growth Engines Investment Partnership		1,973	—	(51)	—	1,922
Shinhan K2 Secondary Fund		938	(725)	(213)	—	—
TS2013-6 M&A Investment Fund		1,874	—	475	666	3,015
Dream High Fund III		3,144	—	(94)	(711)	2,339
SP New Technology Business investment Fund I		1,954	—	(5)	—	1,949
Albatross Growth Fund		1,572	—	—	(252)	1,320
Asia Pacific No.39 Ship Investment Co., Ltd.		5,176	(201)	68	8	5,051
Midas Dong-A Snowball Venture Fund		1,258	(82)	(11)	—	1,165
IBKS-Shinhan Creative Economy New Technology Fund		259	—	—	—	259

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2017

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

	2017
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Ending balance
SM New Technology Business Investment Fund I	~~W~~	1,846	—	13	—	1,859
SHC-Aju 4th		2,085	—	(4)	(145)	1,936
KCLAVIS Meister Fund No.4		511	—	3	—	514
KCLAVIS Meister Fund No.5		494	—	(2)	—	492
KCLAVIS Meister Fund No.2		1,984	—	(5)	—	1,979
Midas Dong-A Snowball Venture Fund 2		1,787	—	(13)	—	1,774
EN-Tigris Fund 1		1,971	—	(10)	—	1,961
IBKS-Shinhan Creative Economy New Technology Fund II		90	—	—	—	90
KCLAVIS Meister Fund No.10		995	—	19	—	1,014
KCLAVIS Meister Fund No.9		468	—	5	—	473
KCLAVIS Meister Fund No.14		499	—	(1)	—	498
KCLAVIS Meister Fund No.17		2,989	—	(15)	—	2,974
SG No.9 Corporate Recovery Private Equity Fund		3,982	—	9	—	3,991
Plutus-SG Private Equity Fund		4,299	(66)	46	—	4,279
SG ARGES Private Equity Fund No.1		8,976	—	(22)	—	8,954
OST Progress- 2 Fund		1,460	1,500	(19)	—	2,941
Eum Private Equity Fund No.3		5,933	(18)	6	—	5,921
APC Fund		11,579	330	(171)	(935)	10,803
Korea Investment Gong-pyeong Office Real Estate Investment Trust 2nd		464	—	—	—	464
Shinhan Praxis K-Growth Global Private Equity Fund		13,533	—	(176)	194	13,551
Credian Healthcare Private Equity Fund II		4,087	—	1	(233)	3,855
Smart Private Equity Fund II		—	3,000	(37)	—	2,963
Kiwoom Milestone Professional Private Real Estate Trust 19		10,761	(28)	(101)	—	10,632
FG EURO GREEN PRIVATE REAL ESTATE TRUST No.3		21,237	—	610	(520)	21,327
Brain Professional Private Trust No.4		5,316	—	93	2	5,411
Hanhwa US Equity Strategy Private Real Estate Fund No.1		25,764	(857)	267	(65)	25,109
Brain KS Qualified Privately Placed Fund No.6		4,896	—	(13)	(92)	4,791
M360 CRE Income Fund		23,167	97,171	1,238	(4,392)	117,184
SHBNPP Ninetree No.1		—	10,141	(30)	—	10,111
JB Power No.6		—	62,237	(120)	—	62,117
BNP Paribas Cardif General Insurance		2,584	—	(319)	9	2,274
SHBNPP Private Korea Equity Long-Short Professional Feeder		14,180	—	71	—	14,251
SHBNPP Private Multi Strategy Professional Feeder No.1		5,014	(12)	34	—	5,036
Shinhan-Stonebridge Petro PEF		18,487	—	(15)	—	18,472

	~~W~~	353,600	177,797	(395)	(13,675)	517,327

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2017

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

(*1)	The market values of investments are ~~W~~49,694 million as of March 31, 2017 based on the quoted market price.
(*2)	The market values of investments are ~~W~~10,788 million as of March 31, 2017 based on the quoted market price.
(*3)	The Group has stopped recognizing its equity method income or loss due to the investees’ cumulative loss.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2017

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

	2016
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
BNP Paribas Cardif Life Insurance	~~W~~	57,280	—	(2,495)	5,428	—	60,213
Aju Capital Co., Ltd. (*1)		34,444	(2,588)	9,038	(58)	—	40,836
UAMCO., Ltd.		125,822	(128,827)	2,882	123	—	—
Pohang TechnoPark 2PFV		1,976	—	(1)	—	—	1,975
Daewontos Co., Ltd. (*3)		—	—	—	—	—	—
Inhee Co., Ltd.		254	—	(39)	—	—	215
DAEGY Electrical Construction Co., LTD.		149	—	(21)	—	—	128
Kukdong Engineering & Construction Co., LTD		—	3,478	—	(3,478)	—	—
YEONWOONG SYSTEM		106	—	(29)	—	—	77
DOODOO LOGITECH		384	—	(137)	—	—	247
Neoplux Technology Valuation Investment Fund		1,993	4,768	765	—	—	7,526
EQP Global Energy Infrastructure Private Equity Fund (*3)		—	105	(105)	—	—	—
JAEYOUNG SOLUTEC CO., LTD. (*2)		6,238	—	(504)	2	—	5,736
Partners 4th Growth Investment Fund		1,800	3,080	(325)	—	—	4,555
PSA 1st Fintech Private Equity Fund		2,000	500	(44)	—	—	2,456
KTB Newlake Global Healthcare PEF		—	1,383	(215)	—	—	1,168
JAEYANG INDUSTRY (*3)		—	—	—	—	—	—
Tigris-Aurum Fund I		—	1,500	(19)	—	—	1,481
Treenkid		—	92	(13)	—	—	79
Chungyoung INC		—	—	—	—	—	—
Semantic		—	249	—	—	—	249
DAEKWANG SEMICONDUCTOR CO., LTD.		—	4,776	—	—	—	4,776
Branbuil CO., LTD.		—	183	(183)	—	—	—
SHC-IMM New Growth Fund		3,175	(1,189)	309	—	—	2,295
QCP New Technology Fund 20th		2	—	—	—	—	2
STI-New Growth Engines Investment Partnership		2,763	(1,100)	643	(333)	—	1,973
Shinhan K2 Secondary Fund		2,576	(2,063)	863	(438)	—	938
TS2013-6 M&A Investment Fund		2,116	(213)	(29)	—	—	1,874
Dream High Fund III		1,556	—	171	1,417	—	3,144
OCEAN SUCCESS SHIPPING LIMITED		1,228	(1,592)	443	(79)	—	—
SHC-EN Fund		4,312	(4,942)	630	—	—	—
SP New Technology Business investment Fund I		1,974	—	(20)	—	—	1,954
Albatross Growth Fund		3,341	(727)	347	(1,389)	—	1,572
Asia Pacific No.39 Ship Investment Co., Ltd.		5,085	(837)	342	586	—	5,176

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2017

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

	2016
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Midas Dong-A Snowball Venture Fund	~~W~~	1,202	—	56	—	—	1,258
IBKS-Shinhan Creative Economy New Technology Fund		148	74	37	—	—	259
SH RENTAL SERVICE		61	(62)	1	—	—	—
SM New Technology Business Investment Fund I		1,931	(50)	(35)	—	—	1,846
SHC-Aju 4th		2,000	(920)	322	683	—	2,085
KCLAVIS Meister Fund No.4		—	500	11	—	—	511
KCLAVIS Meister Fund No.5		—	500	(6)	—	—	494
KCLAVIS Meister Fund No.2		—	2,000	(16)	—	—	1,984
Midas Dong-A Snowball Venture Fund 2		—	1,825	(38)	—	—	1,787
EN-Tigris Fund 1		—	2,000	(29)	—	—	1,971
IBKS-Shinhan Creative Economy New Technology Fund II		—	90	—	—	—	90
KCLAVIS Meister Fund No.11		—	(16)	16	—	—	—
KCLAVIS Meister Fund No.10		—	1,000	(5)	—	—	995
KCLAVIS Meister Fund No.9		—	500	(32)	—	—	468
KCLAVIS Meister Fund No.14		—	500	(1)	—	—	499
KCLAVIS Meister Fund No.17		—	3,000	(11)	—	—	2,989
SG No.9 Corporate Recovery Private Equity Fund		—	3,886	96	—	—	3,982
Plutus-SG Private Equity Fund		—	4,338	(39)	—	—	4,299
SG ARGES Private Equity Fund No.1		—	8,955	21	—	—	8,976
OST Progress- 2 Fund		—	1,500	(40)	—	—	1,460
Eum Private Equity Fund No.3		—	5,982	(49)	—	—	5,933
APC Fund		33,715	(4,419)	(7,506)	(2,872)	(7,339)	11,579
BNH-CJ Bio Healthcare Fund		9,095	(12,892)	3,797	—	—	—
Korea Investment Gong-pyeong Office Real Estate Investment Trust 2nd		28,010	(28,631)	1,085	—	—	464
Shinhan Praxis K-Growth Global Private Equity Fund		8,614	4,624	(205)	500	—	13,533
Credian Healthcare Private Equity Fund II		—	4,148	(61)	—	—	4,087
Kiwoom Milestone Professional Private Real Estate Trust 19		—	10,944	(183)	—	—	10,761
FG EURO GREEN PRIVATE REAL ESTATE TRUST No.3		—	19,144	461	1,632	—	21,237
Brain Professional Private Trust No.4		—	5,000	316	—	—	5,316
Hanhwa US Equity Strategy Private Real Estate Fund No.1		—	25,000	747	17	—	25,764
Brain KS Qualified Privately Placed Fund No.6		—	5,001	(13)	(92)	—	4,896
M360 CRE Income Fund		—	22,992	—	175	—	23,167

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2017

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

	2016
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
BNP Paribas Cardif General Insurance	~~W~~	1,739	2,045	(1,189)	(11)	—	2,584
SHBNPP Private Korea Equity Long-Short Professional Feeder		28,076	(13,467)	(429)	—	—	14,180
SHBNPP Private Multi Strategy Professional Feeder No.1		—	5,000	14	—	—	5,014
Shinhan-Stonebridge Petro PEF		17,841	(2)	648	—	—	18,487

	~~W~~	393,006	(43,875)	9,995	1,813	(7,339)	353,600

(*1)	The market value of the investment is ~~W~~51,543 million as of December 31, 2016 based on the quoted market price.
(*2)	The market value of the investment is ~~W~~10,466 million as of December 31, 2016 based on the quoted market price.
(*3)	The Group has stopped recognizing its equity method income or loss due to the investees’ cumulative loss.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2017

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

(c)	Condensed statement of financial position information of associates as of March 31, 2017 and December 31, 2016 are as follows:

	2017			2016
Investees	Asset		Liability	Asset	Liability
BNP Paribas Cardif Life Insurance	~~W~~	4,112,736	3,756,037	4,182,208	3,779,257
Aju Capital Co., Ltd.		6,130,389	5,357,900	6,543,737	5,744,415
Pohang TechnoPark 2PFV		14,656	1,401	14,660	1,401
Daewontos Co., Ltd.		400	2,492	399	2,492
Inhee Co., Ltd.		10,092	8,853	10,713	9,310
DAEGY Electrical Construction Co., LTD.		611	157	659	191
YEONWOONG SYSTEM		487	140	497	146
DOODOO LOGITECH		817	56	891	6
Neoplux Technology Valuation Investment Fund		34,599	285	22,577	—
EQP Global Energy Infrastructure Private Equity Fund		1	1,845	1	1,376
JAEYOUNG SOLUTEC CO., LTD.		153,626	108,835	155,368	120,184
Partners 4th Growth Investment Fund		20,516	766	18,478	257
PSA 1st Fintech Private Equity Fund		9,825	53	9,825	—
KTB Newlake Global Healthcare PEF		3,327	286	3,805	478
JAEYANG INDUSTRY		2,146	4,717	2,146	4,717
Tigris-Aurum Fund I		5,432	43	5,431	—
Treenkid		902	1,268	1,193	859
Chungyoung INC		1,577	6,649	2,341	6,753
Semantic		286	732	3,098	1,804
DAEKWANG SEMICONDUCTOR CO., LTD.		31,592	11,258	35,204	12,392
Branbuil CO., LTD.		1,944	2,451	2,177	2,870
Songrim Co., Ltd.		1,666	1,636	—	—
Shinhan-Albatross Technology Investment Fund		6,010	146	—	—
SHC-IMM New Growth Fund		3,558	—	3,675	117
QCP New Technology Fund 20th		5	—	5	—
STI-New Growth Engines Investment Partnership		3,890	46	3,945	—
Shinhan K2 Secondary Fund		—	—	8,894	172
TS2013-6 M&A Investment Fund		12,249	184	7,651	151
Dream High Fund III		4,288	—	5,765	—
SP New Technology Business investment Fund I		8,375	—	8,418	20
Albatross Growth Fund		3,628	—	5,237	915
Asia Pacific No.39 Ship Investment Co., Ltd.		10,185	87	10,379	28
Midas Dong-A Snowball Venture Fund		2,185	—	2,379	19
IBKS-Shinhan Creative Economy New Technology Fund		5,207	12	5,201	13
SM New Technology Business Investment Fund I		5,152	36	5,083	3
SHC-Aju 4th		8,824	18	9,508	18
KCLAVIS Meister Fund No.4		2,569	2	2,583	30
KCLAVIS Meister Fund No.5		2,118	2	2,150	26
KCLAVIS Meister Fund No.2		5,099	3	5,150	42
Midas Dong-A Snowball Venture Fund 2		7,097	1	7,199	50
EN-Tigris Fund 1		4,118	—	4,140	1
IBKS-Shinhan Creative Economy New Technology Fund II		1,975	8	1,979	8
KCLAVIS Meister Fund No.10		4,820	55	4,714	37

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2017

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

	2017			2016
Investees	Asset		Liability	Asset	Liability
KCLAVIS Meister Fund No.9	~~W~~	1,380	10	1,362	6
KCLAVIS Meister Fund No.14		1,510	14	1,507	9
KCLAVIS Meister Fund No.17		11,501	99	11,500	42
SG No.9 Corporate Recovery Private Equity Fund		15,103	38	15,069	38
Plutus-SG Private Equity Fund		16,118	74	16,188	68
SG ARGES Private Equity Fund No.1		37,303	91	37,392	91
OST Progress- 2 Fund		10,692	45	5,437	150
Eum Private Equity Fund No.3		28,600	77	28,584	4
APC Fund		42,995	99	46,043	65
Korea Investment Gong-pyeong Office Real Estate Investment Trust 2nd		928	1	928	1
Shinhan Praxis K-Growth Global Private Equity Fund		72,159	342	72,075	350
Credian Healthcare Private Equity Fund II		11,363	49	12,040	47
Smart Private Equity Fund II		14,848	33	—	—
Kiwoom Milestone Professional Private Real Estate Trust 19		57,513	36,248	57,692	36,169
FG EURO GREEN PRIVATE REAL ESTATE TRUST No.3		100,339	125	99,794	3
Brain Professional Private Trust No.4		19,715	40	19,384	46
Hanhwa US Equity Strategy Private Real Estate Fund No.1		56,033	39	59,781	2,327
Brain KS Qualified Privately Placed Fund No.6		9,582	1	9,794	1
M360 CRE Income Fund		139,925	793	60,261	6,167
SHBNPP Ninetree No.1		149,328	102,966	—	—
JB Power No.6		112,023	2	—	—
BNP Paribas Cardif General Insurance		39,180	16,438	40,581	14,742
SHBNPP Private Korea Equity Long-Short Professional Feeder		92,062	17,442	105,775	16,519
SHBNPP Private Multi Strategy Professional Feeder No.1		13,570	527	20,325	3,340
Shinhan-Stonebridge Petro PEF		1,014,483	805	1,015,299	804

	~~W~~	12,707,232	9,444,858	12,856,274	9,771,547

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2017

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

Condensed income statement information for the three-month period ended March 31, 2017 and the year ended December 31, 2016 were as follows:

	2017
Investees	Operating revenue		Net profit (loss)	Other comprehensive income (loss)	Total comprehensive income (loss)
BNP Paribas Cardif Life Insurance	~~W~~	22,926	7,132	(51,686)	(44,554)
Aju Capital Co., Ltd.		158,301	(14,721)	1,583	(13,138)
Pohang TechnoPark 2PFV		—	(4)	—	(4)
Daewontos Co., Ltd.		—	—	—	—
Inhee Co., Ltd.		1,282	(163)	—	(163)
DAEGY Electrical Construction Co., LTD.		17	(14)	—	(14)
YEONWOONG SYSTEM		34	(4)	—	(4)
DOODOO LOGITECH		57	(124)	—	(124)
Neoplux Technology Valuation Investment Fund		26	(264)	—	(264)
EQP Global Energy Infrastructure Private Equity Fund		—	(469)	—	(469)
JAEYOUNG SOLUTEC CO., LTD.		40,860	2,451	3,488	5,939
Partners 4th Growth Investment Fund		38	(470)	—	(470)
PSA 1st Fintech Private Equity Fund		1	(54)	—	(54)
KTB Newlake Global Healthcare PEF		—	(286)	—	(286)
JAEYANG INDUSTRY		—	—	—	—
Tigris-Aurum Fund I		—	(42)	—	(42)
Treenkid		431	(313)	—	(313)
Chungyoung INC		1,821	(660)	—	(660)
Semantic		90	(3,273)	—	(3,273)
DAEKWANG SEMICONDUCTOR CO., LTD.		7,870	(2,478)	—	(2,478)
Branbuil CO., LTD.		5,075	186	—	186
Songrim Co., Ltd.		—	—	—	—
Shinhan-Albatross Technology Investment Fund		10	(136)	—	(136)
SHC-IMM New Growth Fund		—	(1)	—	(1)
QCP New Technology Fund 20th		—	—	—	—
STI-New Growth Engines Investment Partnership		—	(101)	—	(101)
TS2013-6 M&A Investment Fund		648	1,900	2,664	4,564
Dream High Fund III		3	(173)	(1,303)	(1,476)
SP New Technology Business investment Fund I		—	(22)	—	(22)
Albatross Growth Fund		1	—	(693)	(693)
Asia Pacific No.39 Ship Investment Co., Ltd.		170	133	—	133
Midas Dong-A Snowball Venture Fund		—	(19)	—	(19)
IBKS-Shinhan Creative Economy New Technology Fund		17	6	—	6
SM New Technology Business Investment Fund I		65	36	—	36
SHC-Aju 4th		—	(19)	(664)	(683)
KCLAVIS Meister Fund No.4		25	14	—	14
KCLAVIS Meister Fund No.5		—	(7)	—	(7)
KCLAVIS Meister Fund No.2		—	(12)	—	(12)
Midas Dong-A Snowball Venture Fund 2		—	(52)	—	(52)
EN-Tigris Fund 1		—	(20)	—	(20)
IBKS-Shinhan Creative Economy New Technology Fund II		2	(3)	—	(3)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2017

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

	2017
Investees	Operating revenue		Net profit (loss)	Other comprehensive income (loss)	Total comprehensive income (loss)
KCLAVIS Meister Fund No.10	~~W~~	105	88	—	88
KCLAVIS Meister Fund No.9		20	16	—	16
KCLAVIS Meister Fund No.14		4	(2)	—	(2)
KCLAVIS Meister Fund No.17		1	(55)	—	(55)
SG No.9 Corporate Recovery Private Equity Fund		—	34	—	34
Plutus-SG Private Equity Fund		—	174	—	174
SG ARGES Private Equity Fund No.1		—	(89)	—	(89)
OST Progress- 2 Fund		35	(70)	—	(70)
Eum Private Equity Fund No.3		65	(7)	—	(7)
APC Fund		—	(682)	—	(682)
Korea Investment Gong-pyeong Office Real Estate Investment Trust 2nd		1	—	—	—
Shinhan Praxis K-Growth Global Private Equity Fund		227	(934)	1,027	93
Credian Healthcare Private Equity Fund II		53	3	(682)	(679)
Smart Private Equity Fund II		—	(185)	—	(185)
Kiwoom Milestone Professional Private Real Estate Trust 19		318	(202)	—	(202)
FG EURO GREEN PRIVATE REAL ESTATE TRUST No.3		8,248	2,869	(2,446)	423
Brain Professional Private Trust No.4		965	337	—	337
Hanhwa US Equity Strategy Private Real Estate Fund No.1		1,939	594	(144)	450
Brain KS Qualified Privately Placed Fund No.6		1	(27)	(185)	(212)
M360 CRE Income Fund		3	2,044	—	2,044
SHBNPP Ninetree No.1		3	(137)	—	(137)
JB Power No.6		343	(216)	—	(216)
BNP Paribas Cardif General Insurance		7,425	(7,812)	88	(7,724)
SHBNPP Private Korea Equity Long-Short Professional Feeder		8,006	468	—	468
SHBNPP Private Multi Strategy Professional Feeder No.1		1,433	83	—	83
Shinhan-Stonebridge Petro PEF		2	(813)	—	(813)

	~~W~~	268,967	(16,567)	(48,953)	(65,520)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2017

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

	2016
Investees	Operating revenue		Net profit (loss)	Other comprehensive income (loss)	Total comprehensive income (loss)
BNP Paribas Cardif Life Insurance	~~W~~	144,583	(16,706)	36,189	19,483
Aju Capital Co., Ltd.		757,345	70,598	(458)	70,140
Pohang TechnoPark 2PFV		—	(4)	—	(4)
Daewontos Co., Ltd.		517	(624)	—	(624)
Inhee Co., Ltd.		3,135	(253)	—	(253)
DAEGY Electrical Construction Co., LTD.		—	(76)	—	(76)
YEONWOONG SYSTEM		25	(135)	—	(135)
DOODOO LOGITECH		213	(609)	—	(609)
Neoplux Technology Valuation Investment Fund		3,441	2,295	—	2,295
EQP Global Energy Infrastructure Private Equity Fund		—	(1,842)	—	(1,842)
JAEYOUNG SOLUTEC CO., LTD.		137,920	(7,095)	(614)	(7,709)
Partners 4th Growth Investment Fund		113	(1,300)	—	(1,300)
PSA 1st Fintech Private Equity Fund		—	(175)	—	(175)
KTB Newlake Global Healthcare PEF		—	(716)	—	(716)
JAEYANG INDUSTRY		212	(69)	—	(69)
Tigris-Aurum Fund I		—	(69)	—	(69)
Treenkid		325	(54)	—	(54)
Chungyoung INC (*2)		—	—	—	—
Semantic		—	—	—	—
DAEKWANG SEMICONDUCTOR CO., LTD.		—	—	—	—
Branbuil CO., LTD. (*2)		—	—	—	—
SHC-IMM New Growth Fund		855	479	—	479
QCP New Technology Fund 20th		—	—	—	—
STI-New Growth Engines Investment Partnership		—	1,285	(667)	618
Shinhan K2 Secondary Fund		15,284	8,019	(4,072)	3,947
TS2013-6 M&A Investment Fund		237	(115)	—	(115)
Dream High Fund III		535	313	2,597	2,910
SP New Technology Business investment Fund I		—	(87)	—	(87)
Albatross Growth Fund		1,024	957	(3,821)	(2,864)
Asia Pacific No.39 Ship Investment Co., Ltd.		730	681	1,172	1,853
Midas Dong-A Snowball Venture Fund		183	105	—	105
IBKS-Shinhan Creative Economy New Technology Fund		798	746	—	746
SM New Technology Business Investment Fund I		24	(95)	—	(95)
SHC-Aju 4th		1,565	1,466	3,111	4,577
KCLAVIS Meister Fund No.4		85	53	—	53
KCLAVIS Meister Fund No.5		—	(26)	—	(26)
KCLAVIS Meister Fund No.2		—	(42)	—	(42)
Midas Dong-A Snowball Venture Fund 2		1	(151)	—	(151)
EN-Tigris Fund 1		—	(61)	—	(61)
IBKS-Shinhan Creative Economy New Technology Fund II		13	(9)	—	(9)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2017

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

	2016
Investees	Operating revenue		Net profit (loss)	Other comprehensive income (loss)	Total comprehensive income (loss)
KCLAVIS Meister Fund No.10	~~W~~	20	(23)	—	(23)
KCLAVIS Meister Fund No.9		34	(95)	—	(95)
KCLAVIS Meister Fund No.14		7	(2)	—	(2)
KCLAVIS Meister Fund No.17		—	(42)	—	(42)
SG No.9 Corporate Recovery Private Equity Fund		—	428	—	428
Plutus-SG Private Equity Fund		5	(148)	—	(148)
SG ARGES Private Equity Fund No.1		—	87	—	87
OST Progress- 2 Fund		34	(143)	—	(143)
Eum Private Equity Fund No.3		85	(235)	—	(235)
APC Fund		—	(29,768)	(13,407)	(43,175)
Korea Investment Gong-pyeong Office Real Estate Investment Trust 2nd		2,170	2,170	—	2,170
Shinhan Praxis K-Growth Global Private Equity Fund		513	(1,084)	2,656	1,572
Credian Healthcare Private Equity Fund II		190	(180)	—	(180)
Kiwoom Milestone Professional Private Real Estate Trust 19		924	(367)	—	(367)
FG EURO GREEN PRIVATE REAL ESTATE TRUST No.3		10,321	2,210	7,669	9,879
Brain Professional Private Trust No.4		2,158	1,148	—	1,148
Hanhwa US Equity Strategy Private Real Estate Fund No.1		5,199	1,667	37	1,704
Brain KS Qualified Privately Placed Fund No.6		1	(26)	(182)	(208)
M360 CRE Income Fund		—	—	—	—
BNP Paribas Cardif General Insurance		7,913	(9,432)	(39)	(9,471)
SHBNPP Private Korea Equity Long-Short Professional Feeder		25,736	(396)	—	(396)
SHBNPP Private Multi Strategy Professional Feeder No.1		4,510	70	—	70
Shinhan-Stonebridge Petro PEF		38,898	35,559	—	35,559

	~~W~~	1,167,881	58,082	30,171	88,253

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2017

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

(d)	Reconciliation of the financial information to the carrying values of its interests in the associates as of March 31, 2017 and December 31, 2016 are as follows:

	2017
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying value
BNP Paribas Cardif Life Insurance	~~W~~	356,699	14.99	53,504	(212)	—	53,292
Aju Capital Co., Ltd. (*1)		721,701	12.85	92,743	—	(55,529)	37,214
Pohang TechnoPark 2PFV		13,255	14.90	1,974	—	—	1,974
Daewontos Co., Ltd. (*2)		(2,092)	36.33	(760)	—	760	—
Inhee Co., Ltd.		1,239	15.36	190	—	—	190
DAEGY Electrical Construction Co., LTD.		454	27.45	124	—	—	124
YEONWOONG SYSTEM		347	21.77	76	—	—	76
DOODOO LOGITECH		761	27.96	212	—	—	212
Neoplux Technology Valuation Investment Fund		34,314	33.33	11,438	—	—	11,438
EQP Global Energy Infrastructure Private Equity Fund (*2)		(1,844)	22.64	(417)	—	417	—
JAEYOUNG SOLUTEC CO., LTD. (*3)		43,574	9.61	4,187	—	2,169	6,356
Partners 4th Growth Investment Fund		19,750	25.00	4,938	—	—	4,938
PSA 1st Fintech Private Equity Fund		9,772	25.00	2,443	—	—	2,443
KTB Newlake Global Healthcare PEF (*4)		3,041	30.00	912	—	170	1,082
JAEYANG INDUSTRY (*5)		(2,571)	25.90	(666)	—	666	—
Tigris-Aurum Fund I		5,389	27.27	1,470	—	—	1,470
Treenkid (*6)		(366)	23.72	(87)	—	87	—
Chungyoung INC (*5)		(5,072)	18.94	(961)	—	961	—
Semantic (*2)		(446)	19.25	(86)	—	86	—
DAEKWANG SEMICONDUCTOR CO., LTD.		20,334	20.94	4,257	—	—	4,257
Branbuil CO., LTD. (*4)		(507)	15.53	(79)	—	79	—
Songrim Co., Ltd.		30	35.34	11	—	—	11
Shinhan-Albatross Technology Investment Fund		5,864	50.00	2,932	—	—	2,932
SHC-IMM New Growth Fund		3,558	64.52	2,295	—	—	2,295
QCP New Technology Fund 20th		5	47.17	2	—	—	2
STI-New Growth Engines Investment Partnership		3,844	50.00	1,922	—	—	1,922
TS2013-6 M&A Investment Fund		12,065	25.00	3,015	—	—	3,015
Dream High Fund III		4,288	54.55	2,339	—	—	2,339
SP New Technology Business investment Fund I		8,375	23.26	1,949	—	—	1,949
Albatross Growth Fund		3,628	36.36	1,320	—	—	1,320
Asia Pacific No.39 Ship Investment Co., Ltd.		10,098	50.00	5,051	—	—	5,051
Midas Dong-A Snowball Venture Fund		2,185	53.33	1,165	—	—	1,165
IBKS-Shinhan Creative Economy New Technology Fund		5,195	5.00	259	—	—	259
SM New Technology Business Investment Fund I		5,116	36.36	1,859	—	—	1,859

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2017

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

	2017
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying value
SHC-Aju 4th	~~W~~	8,806	21.98	1,936	—	—	1,936
KCLAVIS Meister Fund No.4		2,567	20.00	514	—	—	514
KCLAVIS Meister Fund No.5		2,116	23.26	492	—	—	492
KCLAVIS Meister Fund No.2		5,096	38.83	1,979	—	—	1,979
Midas Dong-A Snowball Venture Fund 2		7,096	25.00	1,774	—	—	1,774
EN-Tigris Fund 1		4,118	47.62	1,961	—	—	1,961
IBKS-Shinhan Creative Economy New Technology Fund II		1,967	4.55	90	—	—	90
KCLAVIS Meister Fund No.10		4,765	21.28	1,014	—	—	1,014
KCLAVIS Meister Fund No.9		1,370	34.48	473	—	—	473
KCLAVIS Meister Fund No.14		1,496	33.33	498	—	—	498
KCLAVIS Meister Fund No.17		11,402	26.09	2,974	—	—	2,974
SG No.9 Corporate Recovery Private Equity Fund		15,065	26.49	3,991	—	—	3,991
Plutus-SG Private Equity Fund		16,044	26.67	4,279	—	—	4,279
SG ARGES Private Equity Fund No.1		37,212	24.06	8,954	—	—	8,954
OST Progress- 2 Fund		10,647	27.62	2,941	—	—	2,941
Eum Private Equity Fund No.3		28,523	20.76	5,921	—	—	5,921
APC Fund		42,896	25.18	10,803	—	—	10,803
Korea Investment Gong-pyeong Office Real Estate Investment Trust 2nd		927	50.00	464	—	—	464
Shinhan Praxis K-Growth Global Private Equity Fund		71,817	18.87	13,551	—	—	13,551
Credian Healthcare Private Equity Fund II		11,314	34.07	3,855	—	—	3,855
Smart Private Equity Fund II		14,815	20.00	2,963	—	—	2,963
Kiwoom Milestone Professional Private Real Estate Trust 19		21,265	50.00	10,632	—	—	10,632
FG EURO GREEN PRIVATE REAL ESTATE TRUST No.3		100,214	21.28	21,327	—	—	21,327
Brain Professional Private Trust No.4		19,675	27.49	5,411	—	—	5,411
Hanhwa US Equity Strategy Private Real Estate Fund No.1		55,994	44.84	25,109	—	—	25,109
Brain KS Qualified Privately Placed Fund No.6		9,581	50.00	4,791	—	—	4,791
M360 CRE Income Fund		139,132	84.23	117,184	—	—	117,184
SHBNPP Ninetree No.1		46,362	21.81	10,111	—	—	10,111
JB Power No.6		112,021	55.45	62,117	—	—	62,117
BNP Paribas Cardif General Insurance		22,742	10.00	2,274	—	—	2,274
SHBNPP Private Korea Equity Long-Short Professional Feeder		74,620	19.09	14,251	—	—	14,251
SHBNPP Private Multi Strategy Professional Feeder No.1		13,043	38.61	5,036	—	—	5,036
Shinhan-Stonebridge Petro PEF		1,013,678	1.82	18,472	—	—	18,472

	~~W~~	3,210,369		567,673	(212)	(50,134)	517,327

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2017

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

(*1)	Net assets do not include non-controlling interests and other adjustments represent the cumulative impairment.
(*2)	Other adjustments represent the unrecognized equity method losses because the Group has stopped recognizing its equity method losses as the balance of the investment has been reduced to zero.
(*3)	Net assets do not include non-controlling interests; and other adjustments represent the difference between the cost of the investment and the Group’s interests in the net carrying value of the investee’s assets and liabilities at the investment date and the cumulative impairment.
(*4)	Other adjustments represent the difference between the cost of the investment and the Group’s interests in the net carrying value of the investee’s assets and liabilities at the investment date.
(*5)	Other adjustments represent the unrecognized equity method losses because the Group has stopped recognizing its equity method losses as the balance of the investment has been reduced to zero and the difference between the cost of the investment and the Group’s interests in the net carrying value of the investee’s assets and liabilities at the investment date.
(*6)	Other adjustments represent the unrecognized equity method losses and the unrecognized change in other comprehensive losses because the Group has stopped recognizing its equity method losses as the balance of the investment has been reduced to zero.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2017

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

	2016
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying Value
BNP Paribas Cardif Life Insurance	~~W~~	402,951	14.99	60,443	(230)	—	60,213
Aju Capital Co., Ltd. (*1)		749,882	12.85	96,365	—	(55,529)	40,836
Pohang TechnoPark 2PFV		13,259	14.90	1,975	—	—	1,975
Daewontos Co., Ltd. (*2)		(2,093)	36.33	(760)	—	760	—
Inhee Co., Ltd.		1,403	15.36	215	—	—	215
DAEGY Electrical Construction Co., LTD.		468	27.45	128	—	—	128
YEONWOONG SYSTEM		351	21.77	77	—	—	77
DOODOO LOGITECH		885	27.96	247	—	—	247
Neoplux Technology Valuation Investment Fund		22,577	33.33	7,526	—	—	7,526
EQP Global Energy Infrastructure Private Equity Fund (*2)		(1,375)	22.64	(311)	—	311	—
JAEYOUNG SOLUTEC CO., LTD. (*3)		34,147	10.45	3,567	—	2,169	5,736
Partners 4th Growth Investment Fund		18,221	25.00	4,555	—	—	4,555
PSA 1st Fintech Private Equity Fund		9,825	25.00	2,456	—	—	2,456
KTB Newlake Global Healthcare PEF (*4)		3,327	30.00	998	—	170	1,168
JAEYANG INDUSTRY (*5)		(2,571)	25.90	(666)	—	666	—
Tigris-Aurum Fund I		5,431	27.27	1,481	—	—	1,481
Treenkid		334	23.72	79	—	—	79
Chungyoung INC (*4)		(4,412)	18.94	(836)	—	836	—
Semantic		1,294	19.25	249	—	—	249
DAEKWANG SEMICONDUCTOR CO., LTD.		22,812	20.94	4,776	—	—	4,776
Branbuil CO., LTD. (*4)		(693)	15.53	(108)	—	108	—
SHC-IMM New Growth Fund		3,559	64.52	2,295	—	—	2,295
QCP New Technology Fund 20th		5	47.17	2	—	—	2
STI-New Growth Engines Investment Partnership		3,945	50.00	1,973	—	—	1,973
Shinhan K2 Secondary Fund		8,722	10.75	938	—	—	938
TS2013-6 M&A Investment Fund		7,500	25.00	1,874	—	—	1,874
Dream High Fund III		5,765	54.55	3,144	—	—	3,144
SP New Technology Business investment Fund I		8,398	23.26	1,954	—	—	1,954
Albatross Growth Fund		4,322	36.36	1,572	—	—	1,572
Asia Pacific No.39 Ship Investment Co., Ltd.		10,351	50.00	5,176	—	—	5,176
Midas Dong-A Snowball Venture Fund		2,360	53.33	1,258	—	—	1,258
IBKS-Shinhan Creative Economy New Technology Fund		5,188	5.00	259	—	—	259
SM New Technology Business Investment Fund I		5,080	36.36	1,846	—	—	1,846

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2017

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

	2016
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying Value
SHC-Aju 4th	~~W~~	9,490	21.98	2,085	—	—	2,085
KCLAVIS Meister Fund No.4		2,553	20.00	511	—	—	511
KCLAVIS Meister Fund No.5		2,124	23.26	494	—	—	494
KCLAVIS Meister Fund No.2		5,108	38.83	1,984	—	—	1,984
Midas Dong-A Snowball Venture Fund 2		7,149	25.00	1,787	—	—	1,787
EN-Tigris Fund 1		4,139	47.62	1,971	—	—	1,971
SM New Technology Business Investment Fund II		1,971	4.55	90	—	—	90
KCLAVIS Meister Fund No.10		4,677	21.28	995	—	—	995
KCLAVIS Meister Fund No.9		1,356	34.48	468	—	—	468
KCLAVIS Meister Fund No.14		1,498	33.33	499	—	—	499
KCLAVIS Meister Fund No.17		11,458	26.09	2,989	—	—	2,989
SG No.9 Corporate Recovery Private Equity Fund		15,031	26.49	3,982	—	—	3,982
Plutus-SG Private Equity Fund		16,120	26.67	4,299	—	—	4,299
SG ARGES Private Equity Fund No.1		37,301	24.06	8,976	—	—	8,976
OST Progress- 2 Fund		5,287	27.62	1,460	—	—	1,460
Eum Private Equity Fund No.3		28,580	20.76	5,933	—	—	5,933
APC Fund		45,978	25.18	11,579	—	—	11,579
Korea Investment Gong-pyeong Office Real Estate Investment Trust 2nd		927	50.00	464	—	—	464
Shinhan Praxis K-Growth Global Private Equity Fund		71,725	18.87	13,533	—	—	13,533
Credian Healthcare Private Equity Fund II		11,993	34.07	4,087	—	—	4,087
Kiwoom Milestone Professional Private Real Estate Trust 19		21,523	50.00	10,761	—	—	10,761
FG EURO GREEN PRIVATE REAL ESTATE TRUST No.3		99,791	21.28	21,237	—	—	21,237
Brain Professional Private Trust No.4		19,338	27.49	5,316	—	—	5,316
Hanhwa US Equity Strategy Private Real Estate Fund No.1		57,454	44.84	25,764	—	—	25,764
Brain KS Qualified Privately Placed Fund No.6		9,793	50.00	4,896	—	—	4,896
M360 CRE Income Fund		54,094	42.83	23,167	—	—	23,167
BNP Paribas Cardif General Insurance		25,839	10.00	2,584	—	—	2,584
SHBNPP Private Korea Equity Long-Short Professional Feeder		89,256	15.88	14,180	—	—	14,180
SHBNPP Private Multi Strategy Professional Feeder No.1		16,985	29.55	5,014	—	—	5,014
Shinhan-Stonebridge Petro PEF		1,014,495	1.82	18,487	—	—	18,487

	~~W~~	3,034,251		404,339	(230)	(50,509)	353,600

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2017

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

(*1)	Net assets do not include non-controlling interests and other adjustments represent the cumulative impairment.
(*2)	Other adjustments represent the unrecognized equity method losses because the Group has stopped recognizing its equity method losses as the balance of the investment has been reduced to zero.
(*3)	Net assets do not include non-controlling interests; and other adjustments represent the difference between the cost of the investment and the Group’s interests in the net carrying value of the investee’s assets and liabilities at the investment date and the cumulative impairment.
(*4)	Other adjustments represent the difference between the cost of the investment and the Group’s interests in the net carrying value of the investee’s assets and liabilities at the investment date.
(*5)	Other adjustments represent the unrecognized equity method losses because the Group has stopped recognizing its equity method losses as the balance of the investment has been reduced to zero and the difference between the cost of the investment and the Group’s interests in the net carrying value of the investee’s assets and liabilities at the investment date.

(e)	The unrecognized equity method losses the three-month period ended March 31, 2017 and the cumulative unrecognized equity method losses as of March 31, 2017 are as follows:

	2017
Investees	Unrecognized equity method losses		Cumulative unrecognized equity method losses
Daewontos Co., Ltd.	~~W~~	—	(760)
EQP Global Energy Infrastructure Private Equity Fund		(106)	(417)
JAEYANG INDUSTRY		—	(18)
Treenkid		(71)	(71)
Chungyoung INC		(125)	(125)
Semantic		(86)	(86)

	~~W~~	(388)	(1,477)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2017

(Unaudited)

(In millions of won)

14.	Trading liabilities

Trading liabilities as of March 31, 2017 and December 31, 2016 are as follows:

	2017		2016
Securities sold	~~W~~	2,132,538	1,490,765
Gold deposits		491,837	485,995

	~~W~~	2,624,375	1,976,760

15.	Financial liabilities designated at fair value through profit or loss

Financial liabilities designated at fair value through profit or loss as of March 31, 2017 and December 31, 2016 are as follows:

	2017		2016	Reason for designation
Deposits	~~W~~	3,827	6,282	Combined instrument
Equity-linked securities sold		6,544,829	7,024,194	Combined instrument
Securities sold with embedded derivatives		2,439,118	2,193,032	Combined instrument
Securities sold		4,630	10,134	Evaluation and management on a fair value basis

	~~W~~	8,992,404	9,233,642

16.	Debt securities issued

Debt securities issued as of March 31, 2017 and December 31, 2016 are as follows:

	2017
	Interest rate (%)	Amount
Debt securities issued in won:
Debt securities issued	0.00~8.00	~~W~~	33,679,031
Subordinated debt securities issued	1.78~4.60		3,970,480
Gain and loss on fair value hedges			(157,153)
Bond issuance cost			(39,957)

			37,452,401

Debt securities issued in foreign currencies:
Debt securities issued	0.02~4.38		6,488,161
Subordinated debt securities issued	3.88		1,096,200
Gain and loss on fair value hedges			10,919
Bond issuance cost			(28,317)

			7,566,963

		~~W~~	45,019,364

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2017

(Unaudited)

(In millions of won)

16.	Debt securities issued (continued)

	2016
	Interest rate (%)	Amount
Debt securities issued in won:
Debt securities issued	0.00~8.00	~~W~~	33,838,495
Subordinated debt securities issued	2.20~4.69		3,991,056
Loss on fair value hedges			(147,208)
Bond issuance cost			(38,178)

			37,644,165

Debt securities issued in foreign currencies:
Debt securities issued	0.03~4.38		5,526,809
Subordinated debt securities issued	3.88		1,189,067
Loss on fair value hedges			(9,977)
Bond issuance cost			(23,279)

			6,682,620

		~~W~~	44,326,785

17.	Employee benefits

(a)	Defined benefit obligations and plan assets

Defined benefit obligations and plan assets as of March 31, 2017 and December 31, 2016 are as follows:

	2017		2016
Present value of defined benefit obligations	~~W~~	1,695,334	1,689,980
Fair value of plan assets		(1,552,217)	(1,559,101)

Recognized liabilities for defined benefit obligations	~~W~~	143,117	130,879

(b)	Expenses recognized in profit or loss for the three-month periods ended March 31, 2017 and 2016 were as follows:

	2017		2016
Current service costs	~~W~~	43,272	45,800
Net interest expense		811	1,837

	~~W~~	44,083	47,637

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2017

(Unaudited)

(In millions of won)

18.	Provisions

Provisions as of March 31, 2017 and December 31, 2016 are as follows:

	2017		2016
Asset retirement obligations	~~W~~	51,205	50,738
Expected loss related to litigation		33,369	34,471
Unused credit commitments		166,526	450,997
Bonus card point reward program		25,240	25,425
Financial guarantee contracts issued		79,107	79,238
Others		88,460	88,019

	~~W~~	443,907	728,888

Refer to the note 27. Commitments and contingencies.

19.	Liabilities under insurance contracts

(a)	Insurance liabilities as of March 31, 2017 and December 31, 2016 are as follows:

	2017		2016
Policy reserve	~~W~~	22,917,372	22,366,865
Policyholder’s equity adjustment		8,801	10,569

	~~W~~	22,926,173	22,377,434

(b)	Income or expenses on insurance contracts for the three-month periods ended March 31, 2017 and 2016 were as follows:

	2017		2016
Insurance income
Premium income	~~W~~	1,156,028	1,131,306
Reinsurance income		1,098	972
Reversal of policy reserves		1,021	—
Separate account income		13,977	5,123

		1,172,124	1,137,401

Insurance expenses
Claims paid		(545,493)	(488,461)
Reinsurance premium expenses		(2,845)	(1,574)
Provision for policy reserves		(551,528)	(584,946)
Separate account expenses		(13,978)	(5,124)
Discount charge		(153)	(128)
Acquisition costs		(143,653)	(142,268)
Collection expenses		(3,882)	(3,754)
Deferred acquisition costs		90,315	100,919
Amortization of deferred acquisition costs		(109,192)	(110,737)

		(1,280,409)	(1,236,073)

Net loss on insurance	~~W~~	(108,285)	(98,672)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2017

(Unaudited)

(In millions of won)

20.	Equity

(a)	Equity as of March 31, 2017 and December 31, 2016 are as follows:

	2017		2016
Capital stock:
Common stock	~~W~~	2,370,998	2,370,998
Preferred stock		274,055	274,055

		2,645,053	2,645,053

Hybrid bond		498,316	498,316
Capital surplus:
Share premium		9,494,769	9,494,769
Others		392,566	392,566

		9,887,335	9,887,335

Capital adjustments		(395,916)	(458,461)
Accumulated other comprehensive income, net of tax:
Valuation gain on available-for-sale financial assets		395,038	394,183
Equity in other comprehensive income of associates		9,017	21,258
Foreign currency translation adjustments for foreign operations		(260,862)	(151,726)
Net loss from cash flow hedges		(12,022)	(13,464)
Other comprehensive income of separate account		4,879	4,466
Actuarial losses		(358,325)	(357,300)

		(222,275)	(102,583)

Retained earnings		18,881,875	18,640,038
Non-controlling interest		633,750	635,282

	~~W~~	31,928,138	31,744,980

(b)	Hybrid bonds

Hybrid bonds classified as other equity instruments as of March 31, 2017 and December 31, 2016 are as follows:

Issue date	Maturity date	Interest rate (%)	2017		2016
May 22, 2012	May 22, 2042	5.34	~~W~~	298,861	298,861
June 25, 2015	June 25, 2045	4.38		199,455	199,455

			~~W~~	498,316	498,316

The hybrid bonds above can be repaid before the maturity at value after 5 or 10 years from the date of issuance, and the Group has an unconditional right to extend the maturity under the same condition. In addition, if no dividend is to be paid for common shares, the agreed interest is also not paid.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2017

(Unaudited)

(In millions of won)

20.	Equity (continued)

(c)	Accumulated other comprehensive income

Changes in accumulated other comprehensive income for the three-month period ended March 31, 2017 and the year ended December 31, 2016 are as follows:

	2017
	Unrealized gain (loss) on available-for-sale financial assets		Equity in other comprehensive income of associates	Foreign currency translation adjustments for foreign operations	Net loss from cash flow hedges	Other comprehensive income of separate account	Remeasurements of the defined benefit plans	Total
Beginning balance	~~W~~	394,182	21,258	(151,725)	(13,464)	4,466	(357,300)	(102,583)
Change due to fair value		58,785	(13,675)	—	—	545	—	45,655
Reclassification:
Change due to impairment or disposal		(31,473)	—	—	—	—	—	(31,473)
Effect of hedge accounting		—	—	—	165,661	—	—	165,661
Hedging		(53)	—	68,427	(163,758)	—	—	(95,384)
Effects from exchange rate fluctuations		(26,246)	—	(168,115)	—	—	—	(194,361)
Remeasurements of the defined benefit plans		—	—	—	—	—	(1,218)	(1,218)
Deferred income taxes		(268)	1,434	(9,907)	(461)	(132)	188	(9,146)
Non-controlling interests		111	—	458	—	—	5	574

Ending balance	~~W~~	395,038	9,017	(260,862)	(12,022)	4,879	(358,325)	(222,275)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2017

(Unaudited)

(In millions of won)

20.	Equity (continued)

	2016
	Unrealized gain (loss) on available-for-sale financial assets		Equity in other comprehensive income of associates	Foreign currency translation adjustments for foreign operations	Net loss from cash flow hedges	Other comprehensive income of separate account	Remeasurements of the defined benefit plans	Total
Beginning balance	~~W~~	826,712	18,569	(163,737)	(12,202)	8,795	(373,366)	304,771
Change due to fair value		(123,415)	1,813	—	—	(5,712)	—	(127,314)
Reclassification:
Change due to impairment or disposal		(445,040)	—	—	—	—	—	(445,040)
Effect of hedge accounting		—	—	—	(44,348)	—	—	(44,348)
Hedging		2,289	—	(54,393)	42,683	—	—	(9,421)
Effects from exchange rate fluctuations		(1,395)	—	52,936	—	—	—	51,541
Remeasurements of the defined benefit plans		—	—	—	—	—	20,513	20,513
Deferred income taxes		133,904	876	13,560	403	1,383	(4,845)	145,281
Non-controlling interests		1,127	—	(91)	—	—	398	1,434

Ending balance	~~W~~	394,182	21,258	(151,725)	(13,464)	4,466	(357,300)	(102,583)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2017

(Unaudited)

(In millions of won, except per share data)

20.	Equity (continued)

(d)	Regulatory reserve for loan losses

In accordance with Regulations for the Supervision of Financial Institutions, the Group reserves the difference between allowance for credit losses by K-IFRS and that as required by the Regulations at the account of regulatory reserve for loan losses in retained earnings.

i)	Changes in regulatory reserve for loan losses including non-controlling interests for the three-month period ended March 31, 2017 and the year ended December 31, 2016 are as follows:

	2017		2016
Beginning balance	~~W~~	2,252,771	2,192,635
Planned regulatory reversal of loan losses		387,134	60,136

Ending balance	~~W~~	2,639,905	2,252,771

ii)	Profit for the period and earnings per share after adjusted for regulatory reserve for loan losses for the three-month periods ended March 31, 2017 and 2016 were as follows:

	2017		2016
Profit attributable to equity holders of Shinhan Financial Group	~~W~~	997,098	771,324
Provision for regulatory reserve for loan losses		(385,247)	(69,351)

Profit attributable to equity holders of Shinhan Financial Group adjusted for regulatory reserve	~~W~~	611,851	701,973

Basic and diluted earnings per share adjusted for regulatory reserve in won (*)	~~W~~	1,277	1,428

(*)	Dividends for preferred stocks and hybrid bonds are deducted.

(e)	Dividends declared and paid by the Group for the three-month period ended March 31, 2017 were as follows:

2017
Common stock (~~W~~1,450 per share)	~~W~~	687,589

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2017

(Unaudited)

(In millions of won)

21.	Net interest income

Net interest income for the three-month periods ended March 31, 2017 and 2016 were as follows:

	2017		2016
Interest income:
Cash and due from banks	~~W~~	41,790	52,934
Trading assets		127,290	106,938
Financial assets designated at fair value through profit or loss		13,060	13,365
Available-for-sale financial assets		158,775	156,655
Held-to-maturity financial assets		151,137	137,550
Loans		2,304,611	2,273,675
Others		22,476	27,330

		2,819,139	2,768,447
Interest expense:
Deposits		(605,538)	(675,856)
Borrowings		(76,049)	(72,679)
Debt securities issued		(255,076)	(280,993)
Others		(13,265)	(24,244)

		(949,928)	(1,053,772)

Net interest income	~~W~~	1,869,211	1,714,675

22.	Net fees and commission income

Net fees and commission income for the three-month periods ended March 31, 2017 and 2016 were as follows:

	2017		2016
Fees and commission income:
Credit placement fees	~~W~~	14,826	15,608
Commission received as electronic charge receipt		34,858	33,436
Brokerage fees		85,008	81,352
Commission received as agency		35,579	33,175
Investment banking fees		10,202	12,188
Commission received in foreign exchange activities		47,446	45,466
Asset management fees		37,993	23,466
Credit card fees		580,011	561,500
Others		119,152	102,729

		965,075	908,920
Fees and commission expense:
Credit-related fee		(5,417)	(6,729)
Credit card fees		(496,144)	(453,040)
Others		(75,924)	(76,238)

		(577,485)	(536,007)

Net fees and commission income	~~W~~	387,590	372,913

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2017

(Unaudited)

(In millions of won)

23.	Net impairment loss on financial assets

Net impairment loss on financial assets for the three-month periods ended March 31, 2017 and 2016 were as follows:

	2017		2016
Impairment losses on:
Loans	~~W~~	(86,481)	(286,927)
Other financial assets		(7,892)	(35,500)
Available-for-sale financial assets		—	(5,742)

		(94,373)	(328,169)
Reversal of impairment losses on:
Other financial assets		855	—
Available-for-sale financial assets		4,372	—

		5,227	—

	~~W~~	(89,146)	(328,169)

24.	General and administrative expenses

General and administrative expenses for the three-month periods ended March 31, 2017 and 2016 were as follows:

	2017		2016
Employee benefits:
Salaries	~~W~~	634,968	624,915
Severance benefits:		48,571	52,302
Defined contribution		5,555	5,762
Defined benefit		43,016	46,540
Termination benefits		1,853	2,339

		685,392	679,556
Rent		81,631	80,535
Entertainment		6,755	7,310
Depreciation		46,604	46,009
Amortization		16,868	19,170
Taxes and dues		41,132	44,565
Advertising		50,044	59,107
Research		3,647	3,596
Others		132,730	132,317

	~~W~~	1,064,803	1,072,234

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2017

(Unaudited)

(In millions of won, except per share data)

25.	Income tax expense

Income tax expense for the three-month periods ended March 31, 2017 and 2016 were as follows:

	2017		2016
Current income tax expense	~~W~~	182,389	86,764
Origination and reversal of temporary differences (*)		125,125	(151,104)
Income tax recognized in other comprehensive income		(9,053)	(40,245)

Income tax expenses (benefit)	~~W~~	298,461	(104,585)

Effective tax rate	%	22.86	—

(*)	The Group had not previously recognized the deferred tax asset relating to the expired unused tax losses as the utilization of the expired unused tax losses had been assessed remote. In prior year, based on the new tax interpretation issued by Korea National Tax Service which allows utilization of expired unused tax losses against extinguishment of deposit and insurance liabilities and the relating recent tax refund, the Group recognized the deferred tax asset after factoring in future taxable profits and the expected future extinguishment of deposit and insurance liabilities.

26.	Earnings per share

Basic and diluted earnings per share for the three-month periods ended March 31, 2017 and 2016 were as follows:

	2017		2016
Profit attributable to equity holders of Shinhan Financial Group	~~W~~	997,098	771,324
Less:
Dividends on preferred stock		—	(15,273)
Dividends to hybrid bond		(6,160)	(9,657)

		(6,160)	(24,930)

Net profit available for common stock	~~W~~	990,938	746,394

Weighted average number of common shares outstanding		474,199,587	474,199,587
Basic and diluted earnings per share in won	~~W~~	2,090	1,574

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2017

(Unaudited)

(In millions of won)

27.	Commitments and contingencies

(a)	Guarantees, acceptances and credit commitments as of March 31, 2017 and December 31, 2016 are as follows:

	2017		2016
Guarantees:
Guarantees outstanding	~~W~~	7,583,423	9,324,734
Contingent guarantees		2,773,634	2,997,553

		10,357,057	12,322,287

Commitments to extend credit:
Loan commitments in won		55,290,512	54,077,528
Loan commitments in foreign currency		16,907,567	20,464,242
ABS and ABCP commitments		2,008,665	2,060,089
Others		1,278,233	1,362,433

		75,484,977	77,964,292

Endorsed bills:
Secured endorsed bills		43,180	32,187
Unsecured endorsed bills		9,412,210	8,822,654

		9,455,390	8,854,841

Loans sold with recourse		2,099	2,099

	~~W~~	95,299,523	99,143,519

(b)	Legal contingencies

As of March 31, 2017, the Group was involved in 201 pending lawsuits as a defendant (total claim amount: ~~W~~301,652 million) and recorded a provision of ~~W~~33,370 million and a reserve (liabilities under insurance contracts) of ~~W~~1,655 million, respectively, with respect to these lawsuits. Additional losses might be incurred from these legal actions, but the result of such the lawsuits cannot be predicted. The management believes that the result of the lawsuits would not have significant impact on the financial position.

28.	Statement of cash flows

(a)	Cash and cash equivalents in the consolidated statements of cash flows as of March 31, 2017 and December 31, 2016 are as follows:

	2017		2016
Cash and due from banks	~~W~~	22,357,664	19,165,875
Adjustments:
Due from financial institutions with a maturity over three months from date of acquisition		(3,770,664)	(4,458,286)
Restricted due from banks		(12,424,171)	(9,106,053)

	~~W~~	6,162,829	5,632,536

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2017

(Unaudited)

(In millions of won)

29.	Related parties

Intra-group balances, and income and expenses arising from intra-group transactions are eliminated in preparing the consolidated financial statements.

(a)	Balances with the related parties as of March 31, 2017 and December 31, 2016 are as follows:

Related party	Account	2017		2016
Investments in associates:
Aju Capital Co., Ltd.	Trading assets	~~W~~	70,000	49,990
”	Loans		160,000	210,000
”	Credit card loans		372	1,922
”	Allowances		(466)	(627)
”	Deposits		485	692
”	Provisions		98	73
Pohang TechnoPark2PFV	Deposits		—	14,658
BNP Paribas Cardif Life Insurance	Credit card loans		92	127
”	Other assets		103	112
”	Allowances		(1)	(1)
”	Accrued expenses		—	29
”	Deposits		—	353
”	Provisions		—	1
BNP Paribas Cardif General Insurance	Credit card loans		34	44
”	Allowances		(1)	(1)
”	Deposits		7	13
Dream High Fund III	Deposits		6	1
Midas Dong-A Snowball Venture Fund	Deposits		233	427
IBKS-Shinhan Creative Economy New Technology Fund	Accounts receivable		—	12
”	Deposits		2,006	1,751
EQP Global Energy Infrastructure Private Equity Fund	Deposits		1	1
Shinhan Praxis K-Growth Global Private Equity Fund	Other assets		170	175
JAEYOUNG SOLUTEC CO., LTD.	Loans		14,356	14,356
”	Credit card loans		37	42
”	Allowances		(69)	(70)
”	Deposits		13,123	7,638
”	Provisions		7	7
Partners 4th Growth Investment Fund	Deposits		1,934	2,160
SHBNPP Private Korea Equity Long-Short Professional Feeder	Other assets		146	175
Credian Healthcare Private Equity Fund II	Deposits		65	7
Midas Dong-A Snowball Venture Fund 2	Deposits		140	242
IBKS-Shinhan Creative Economy New Technology Fund II	Accounts receivable		—	8
”	Deposits		173	179
PSA 1st Fintech Private Equity Fund	Deposits		470	525
SHBNPP Private Multi Strategy Professional Feeder No.1	Other assets		32	43
Eum Private Equity Fund No.3	Deposits		76	80

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2017

(Unaudited)

(In millions of won)

29.	Related parties (continued)

Related party	Account	2017		2016
Branbuil CO., LTD.	Loans	~~W~~	—	15
”	Credit card loans		3	3
”	Allowances		(1)	(1)
”	Deposits		49	28
Semantic	Credit card loans		—	1
”	Allowances		—	(1)
Albatross Growth Fund	Accounts receivable		—	326
Shinhan-Albatross Technology Investment Fund	Deposits		6,009	—
Key management personnel and their immediate relatives:	Loans		2,101	1,877

	Assets	~~W~~	246,908	278,527
	Liabilities		24,882	28,865

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2017

(Unaudited)

(In millions of won)

29.	Related parties (continued)

(b)	Transactions with the related parties for the three-month periods ended March 31, 2017 and 2016 were as follows:

Related party	Account	2017		2016
Investments in associates
Aju Capital Co., Ltd	Interest income	~~W~~	1,973	1,886
”	Fees and commission income		56	73
”	Reversal of credit losses		161	9
”	Fees and commission expense		—	(123)
”	Other operating expenses		(26)	—
UAMCO., Ltd	Interest income		—	121
”	Fees and commission income		—	3
”	Other operating income		—	35
”	Provision for credit losses		—	32
Pohang TechnoPark2PFV	Interest expense		—	(4)
BNP Paribas Cardif Life Insurance	Fees and commission income		342	520
”	Reversal of credit losses		1	—
”	Other operating income		1	(1)
”	Provision for credit losses		—	(1)
”	General and administrative expenses		(2)	(2)
BNP Paribas Cardif General Insurance	Fees and commission income		1	1
”	Provision for credit losses		(1)	(1)
Korea Investment Gong-pyeong Office Real Estate Investment Trust 2nd	Fees and commission income		—	5
Kukdong Engineering & Construction CO., LTD	Fees and commission income		—	4
”	Interest expense		—	(3)
”	Fees and commission expense		—	(1)
”	Other operating income		—	(759)
”	Provision for credit losses		—	(1)
SH Rental Service	Interest income		—	3
”	Interest expense		—	(1)
”	Provision for credit losses		—	(6)
Midas Dong-A Snowball Venture Fund	Fees and commission income		19	10
”	Interest expense		(1)	(1)
IBKS-Shinhan Creative Economy New Technology Fund	Fees and commission income		—	12
SP New Technology Business investment Fund I	Fees and commission income		20	18
Shinhan K2 Secondary Fund	Fees and commission income		921	170
SHC-EN Fund	Fees and commission income		—	10
SM New Technology Business Investment Fund I	Fees and commission income		39	—
JAEYOUNG SOLUTEC CO., LTD.	Interest income		160	168
”	Reversal of credit losses		1	—
”	Interest expense		(1)	(33)
”	Provision for credit losses		—	(1)
Shinhan Praxis K-Growth Global Private Equity Fund	Fees and commission income		170	174
Partners 4th Growth Investment Fund	Interest expense		(1)	(1)
PSA 1st Fintech Private Equity Fund	Interest expense		(1)	—
SHBNPP Private Korea Equity Long-Short Professional Feeder	Fees and commission income		173	222

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2017

(Unaudited)

(In millions of won)

29.	Related parties (continued)

Related party	Account	2017		2016
SHBNPP Private Multi Strategy Professional Feeder No.1	Fees and commission income	~~W~~	41	—
APC Fund	Fees and commission income		44	—
Shinhan-Albatross Technology Investment Fund	Interest expense		(11)	—
STI-New Growth Engines Investment Partnership	Fees and commission income		29	—
Key management personnel and their immediate relatives	Interest income		16	19

		~~W~~	4,124	2,557

(c)	Key management personnel compensation

Key management personnel compensation for the three-month periods ended March 31, 2017 and 2016 were as follows:

	2017		2016
Short-term employee benefits	~~W~~	7,308	7,138
Severance benefits		121	111
Share-based payment transactions		1,758	2,032

	~~W~~	9,187	9,281

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2017

(Unaudited)

(In millions of won)

29.	Related parties (continued)

(d)	The guarantees provided between the related parties as of March 31, 2017 and December 31, 2016 were as follows:

		Amount of guarantees
Guarantor	Guaranteed Parties	2017		2016	Account
Shinhan Bank	Aju Capital Co., Ltd.	~~W~~	80,000	50,000	Unused credit line
	BNP Paribas Cardif Life Insurance		10,000	10,000	Unused credit line
	Neoplux Technology Valuation Investment Fund		8,000	12,000	Security underwriting commitment
	JAEYOUNG SOLUTEC CO., LTD.		600	600	Unused credit
	”		446	483	Import letter of credit

		~~W~~	99,046	73,083

(e)	Details of collaterals provided by the related parties as of March 31, 2017 and December 31, 2016 were as follows:

Provided to	Provided by	Pledged assets	2017		2016
Shinhan Bank	Aju Capital Co., Ltd.	Beneficiary certificate	~~W~~	160,000	160,000
	BNP Paribas Cardif Life Insurance	Government bonds		13,728	13,699
	Treenkid	Properties		200	200
	JAEYOUNG SOLUTEC CO., LTD.	Properties		20,814	20,814
	”	Guarantee insurance policy		7,037	7,037

			~~W~~	201,779	201,750

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2017

(Unaudited)

(In millions of won)

30.	Interests in unconsolidated structured entities

(a)	The nature and extent of interests in unconsolidated structured entities

The Group involved in assets-backed securitization, structured financing, beneficiary certificates (primarily investment funds) and other structured entities and characteristics of these structured entities are as follows:

Description
Assets-backed securitization

Securitization vehicles are established to buy assets from originators and issue asset-backed securities in order to facilitate the originators’ funding activities and enhance their financial soundness. The Group is involved in the securitization vehicles by purchasing (or committing to purchase) the asset-backed securities issued and/or providing other forms of credit enhancement.

The Group does not consolidate a securitization vehicle if (i) the Group is unable to make or approve decisions as to the modification of the terms and conditions of the securities issued by such vehicle or disposal of such vehicles’ assets, (ii) (even if the Group is so able) if the Group does not have the exclusive or primary power to do so, or (iii) if the Group does not have exposure, or right, to a significant amount of variable returns from such entity due to the purchase (or commitment to purchase) of asset-backed securities so issued or subordinated obligations or by providing other forms of credit support.

Structured financing	Structured entities for project financing are established to raise funds and invest in a specific project such as M&A (mergers and acquisitions), BTL (build-transfer-lease), shipping finance, etc. The Group is involved in the structured entities by originating loans, investing in equity, or providing credit enhancement.

Investment fund	Investment fund means an investment trust, a PEF (private equity fund) or a partnership which invests in a group of assets such as stocks or bonds by issuing a type of beneficiary certificates to raise funds from the general public, and distributes its income and capital gains to their investors. The Group manages assets by investing in shares of investment fund or playing a role of an operator or a GP (general partner) of investment fund, on behalf of other investors.

The size of unconsolidated structured entities as of March 31, 2017 and December 31, 2016 are as follows:

	2017		2016
Total assets:
Asset-backed securitization	~~W~~	114,470,133	108,649,039
Structured financing		70,574,051	66,759,795
Investment fund		33,432,371	33,891,120

	~~W~~	218,476,555	209,299,954

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2017

(Unaudited)

(In millions of won)

30.	Interests in unconsolidated structured entities (continued)

(b)	Nature of risks

i) The carrying amounts of the assets and liabilities relating to its interests in unconsolidated structured entities as of March 31, 2017 and December 31, 2016 are as follows:

	2017
	Assets-backed securitization		Structured financing	Investment fund	Total
Assets:
Loans	~~W~~	783,697	5,568,348	122,354	6,474,399
Trading assets		2,219,790	30,231	17,382	2,267,403
Derivative assets		17,586	—	—	17,586
Available-for-sale financial assets		2,321,315	638,946	2,682,961	5,643,222
Held-to-maturity financial assets		2,688,696	—	—	2,688,696
Other assets		850	40,490	229	41,569

	~~W~~	8,031,934	6,278,015	2,822,926	17,132,875

Liabilities:
Derivative liabilities	~~W~~	149	—	—	149
Borrowings		—	1,336	—	1,336
Other		1,215	306	173	1,694

	~~W~~	1,364	1,642	173	3,179

	2016
	Assets-backed securitization		Structured financing	Investment fund	Total
Assets:
Loans	~~W~~	380,961	5,791,745	106,234	6,278,940
Trading assets		2,082,684	30,266	31,791	2,144,741
Derivative assets		19,144	—	—	19,144
Available-for-sale financial assets		2,648,304	559,990	2,711,666	5,919,960
Held-to-maturity financial assets		2,612,564	—	—	2,612,564
Other assets		13,253	21,705	170	35,128

	~~W~~	7,756,910	6,403,706	2,849,861	17,010,477

Liabilities:
Derivative liabilities	~~W~~	137	—	—	137
Borrowings		—	1,318	—	1,318
Other		1,006	264	—	1,270

	~~W~~	1,143	1,582	—	2,725

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2017

(Unaudited)

(In millions of won)

30.	Interests in unconsolidated structured entities (continued)

ii) Exposure to risk relating to its interests in unconsolidated structured entities as of March 31, 2017 and December 31, 2016 are as follows:

	2017
	Assets-backed securitization		Structured financing	Investment fund	Total
Assets held	~~W~~	8,031,934	6,278,015	2,822,926	17,132,875
ABS and ABCP commitments		1,225,944	30,000	—	1,255,944
Loan commitments		817,852	691,884	23,422	1,533,158
Guarantees		83,000	26,719	—	109,719
Others		6,400	—	—	6,400

	~~W~~	10,165,130	7,026,618	2,846,348	20,038,096

	2016
	Assets-backed securitization		Structured financing	Investment fund	Total
Assets held	~~W~~	7,756,910	6,403,706	2,849,861	17,010,477
ABS and ABCP commitments		1,108,282	30,000	—	1,138,282
Loan commitments		977,383	328,236	47,246	1,352,865
Guarantees		83,000	28,060	—	111,060
Others		61,400	—	—	61,400

	~~W~~	9,986,975	6,790,002	2,897,107	19,674,084